                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-82750

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 24, 2002)

                                  $100,000,000

                                   [EGL LOGO]

                                   EGL, INC.

            5% CONVERTIBLE SUBORDINATED NOTES DUE DECEMBER 15, 2006

     This document supplements the prospectus of EGL, Inc. dated May 24, 2002, relating to the notes and the shares of common stock originally issuable upon conversion of the notes. The information in this prospectus supplement replaces and supersedes the information set forth under the heading "Selling Security Holders" in the prospectus dated May 24, 2002.

     Our common stock is quoted on The Nasdaq National Market under the symbol "EAGL." The last reported sales price of our common stock on The Nasdaq National Market on June 10, 2002 was $15.52 per share.

     INVESTING IN THE NOTES INVOLVES RISKS.   SEE "RISK FACTORS" ON PAGE 3 OF
THE PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            The date of this prospectus supplement is June 13, 2002.

                            SELLING SECURITY HOLDERS

     We originally issued the notes in a private placement to Credit Suisse First Boston Corporation, which resold the notes to qualified institutional buyers within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. The notes and the underlying common stock that may be offered under this prospectus supplement and the accompanying prospectus will be offered by the selling securityholders, which includes their transferees, pledgees, donees and successors. The following table sets forth certain information concerning the principal amount of notes beneficially owned by each selling securityholder and the number of shares of underlying common stock that may be offered from time to time pursuant to this prospectus supplement and the accompanying prospectus.

     The number of shares of common stock shown in the table below assumes conversion of the full amount of notes held by such holder at the initial conversion rate of 57.3608 shares per $1,000 principal amount of notes. This conversion rate is subject to certain adjustments. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any.

     The selling securityholders listed below may offer and sell, transfer or otherwise dispose, from time to time, some or all of their notes. No offer or sale, transfer or other disposition under this prospectus supplement and the accompanying prospectus may be made by a holder of the notes unless that holder is listed in the table below or until that holder has notified us and a prospectus supplement to the accompanying prospectus has been filed or an amendment to the related registration statement has become effective. However, a selling securityholder may already have or may in the future offer and sell, transfer or otherwise dispose of some or all of its notes in transactions exempt from the registration requirements of the Securities Act without notifying us. As a result, the same restricted notes may be included in the table below as being held by more than one holder. Further, we cannot give an estimate as to the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of this offering because the selling securityholders may offer some or all of their notes or underlying common stock pursuant to the offering contemplated by the prospectus and this supplement or otherwise in transactions exempt from the registration requirements of the Securities Act. See "Plan of Distribution" in the accompanying prospectus.

                             PRINCIPAL AMOUNT OF
                             NOTES BENEFICIALLY                          NUMBER OF SHARES OF   PERCENTAGE OF
                               OWNED THAT MAY      PERCENTAGE OF NOTES    COMMON STOCK THAT     COMMON STOCK
NAME                               BE SOLD             OUTSTANDING           MAY BE SOLD       OUTSTANDING(1)
----                         -------------------   -------------------   -------------------   --------------
Alta Partners Holdings
  LDC......................       13,500,000               13.5%                774,370             1.59%
BNP Paribas Equity
  Strategies SNC...........        8,518,000               8.52%                488,599             1.01%
CALAMOS(R) Market Neutral
  Fund -- CALAMOS(R)
  Investment Trust.........        2,525,000               2.53%                144,836            *
Clinton Multistrategy
  Master Fund, Ltd.........        1,000,000               1.00%                 57,360            *
Clinton Riverside
  Convertible Portfolio
  Limited..................        1,000,000               1.00%                 57,360            *
CooperNeff Convertible
  Strategies (Cayman)
  Master Fund, L.P. .......        3,888,000               3.89%                223,018            *
First Union Securities
  Inc. ....................        8,000,000               8.00%                458,886            *
Grace Brothers Management
  LLC......................        2,000,000               2.00%                114,721            *

                             PRINCIPAL AMOUNT OF
                             NOTES BENEFICIALLY                          NUMBER OF SHARES OF   PERCENTAGE OF
                               OWNED THAT MAY      PERCENTAGE OF NOTES    COMMON STOCK THAT     COMMON STOCK
NAME                               BE SOLD             OUTSTANDING           MAY BE SOLD       OUTSTANDING(1)
----                         -------------------   -------------------   -------------------   --------------
Innovest
  Finanzdienstleistungs
  AG.......................          300,000            *                        17,208            *
JMG Capital Partners, LP...        2,000,000               2.00%                114,721            *
JMG Triton Offshore Fund,
  Ltd......................        2,000,000               2.00%                114,720            *
McMahan Securities Co.
  L.P. ....................          500,000            *                        28,680            *
Nomura Securities
  International, Inc. .....        3,000,000               3.00%                172,082            *
San Diego County Employees
  Retirement Association...        1,750,000               1.75%                100,381            *
Sturgeon Limited...........        1,094,000               1.09%                 62,752            *
Tribeca Investments LLC....       13,000,000              13.00%                745,690             1.53%
Whitebox Convertible
  Partners, LP.............        6,000,000               6.00%                344,164            *
WPG Convertible Arbitrage
  Overseas Master Fund,
  L.P. ....................        2,500,000               2.50%                143,402            *
Zazove Convertible
  Arbitrage Fund L.P. .....          350,000            *                        20,076            *
Zazove Hedged Convertible
  Fund L.P. ...............        1,250,000               1.25%                 71,701            *
Zazove Income Fund L.P.....        1,250,000               1.25%                 71,701            *
Zurich Institutional
  Benchmarks Master Fund
  LTD......................        1,000,000               1.00%                 57,360            *
Any other holder of notes
  or future transferee,
  pledges, donees or
  successors from any such
  holder of notes(2)(3)....       23,575,000              23.58%              1,352,280             2.75%
  Total....................     $100,000,000             100.00%              5,736,080            10.70%

---------------

 *  Less than 1%

(1) Calculated pursuant to Rule 13d-3(d)(i) of the Exchange Act using 47,890,703 shares of common stock outstanding as of May 1, 2002. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of a particular holder's notes. However, we did not assume the conversion of any other holder's notes.

(2) Information concerning selling holders of notes or underlying common stock will be set forth in prospectus supplements from time to time, if required.

(3) Assumes that holders of notes, or any future transferees, pledges, donees or successors of or from any such other holders of notes do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

     The preceding table has been prepared based upon the information furnished to us by the selling securityholders. Information concerning the selling securityholders may change from time to time and, if necessary, we will further supplement the prospectus accordingly.

PROSPECTUS

                                  $100,000,000

                                   [EGL LOGO]

                                   EGL, INC.
            5% CONVERTIBLE SUBORDINATED NOTES DUE DECEMBER 15, 2006
                                      AND
               COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

     This prospectus relates to the $100,000,000 in aggregate principal amount of our 5% Convertible Subordinated Notes due December 15, 2006. We originally issued and sold the notes to Credit Suisse First Boston in a private placement in December 2001. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of the notes.

     We will pay interest on the notes on June 15 and December 15 of each year. The first interest payment will be made on June 15, 2002. The notes will mature on December 15, 2006. We may redeem the notes on or after December 20, 2004 at the prices described in this prospectus. Holders may require us to repurchase the notes upon a change in control.

     The notes are convertible at any time four trading days prior to maturity into shares of our common stock at a conversion price of approximately $17.4335 per share, subject to adjustment in some events. This is equivalent to a conversion rate of 57.3608 shares per $1,000 principal amount of notes. The notes are subordinated to our existing and future senior indebtedness and structurally subordinated to indebtedness and other liabilities of our subsidiaries.

     Our common stock is quoted on The Nasdaq National Market under the symbol "EAGL." The last reported sale price of our common stock on The Nasdaq National Market on May 15, 2002 was $17.95 per share.

     INVESTING IN THE NOTES OR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 3.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                  The date of this Prospectus is May 24, 2002.

     YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE SELLING SECURITYHOLDERS ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON ITS COVER PAGE OR THAT ANY INFORMATION WE HAVE INCORPORATED BY REFERENCE IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THE DOCUMENTS INCORPORATED BY REFERENCE.

                               TABLE OF CONTENTS

Where You Can Find More Information....    i
Forward-Looking Statements.............   ii
Prospectus Summary.....................    1
Risk Factors...........................    3
Use of Proceeds........................    9
Dividend Policy........................    9
Ratio of Earnings to Fixed Charges.....    9
Selected Historical and Pro Forma
  Financial Data.......................   10
Description of the Notes...............   12
Description of Other Indebtedness......   27
Description of Capital Stock...........   28
Selling Security Holders...............   35
Certain United States Federal Income
  Tax Considerations...................   37
Plan of Distribution...................   42
Legal Matters..........................   43
Experts................................   44

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy any materials we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549. You can obtain information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can obtain information about us at the offices of The National Association of Securities Dealers, Inc., 1735 K. Street, N.W. Washington, D.C. 20006.

     This prospectus is part of a registration statement that we have filed with the SEC relating to the notes and the underlying common stock into which the notes may be converted. This prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules as permitted by the rules and regulations of the SEC, and we refer you to the omitted information. The statements this prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement are necessarily summaries of their material provisions, and we qualify them in their entirety by reference to those exhibits for complete statements of their provisions. The registration statement, exhibits and schedules are available at the SEC's public reference room or through its website.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. We incorporate by reference into this prospectus the documents listed below, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is complete. As of the date of this prospectus, the documents incorporated by reference are:

     - Our annual report on Form 10-K for the calendar year ended December 31, 2001

     - Our quarterly report on Form 10-Q for the quarter ended March 31, 2002

     - The description of our common stock contained in our Registration Statement on Form 8-A dated November 27, 1995, as amended on June 26, 1998 and September 29, 2000

     - The description of rights to purchase from us one unit consisting of one one-thousandth of a share of our Series A junior participating preferred stock contained in our Registration Statement on Form 8-A dated May 24, 2001, which were issued pursuant to a Rights Agreement dated as of May 23, 2001 between EGL, Inc. and Computershare Investor Services, L.L.C., as Rights Agent, filed as Exhibit 4.1 to our Form 10-Q for the fiscal quarter ended September 30, 2001

     You may request a copy of these filings (other than an exhibit to those filings, unless we have specifically incorporated that exhibit by reference in the filing), at no cost, by writing or telephoning us at the following address:

                                   EGL, Inc.
                           Attn: Corporate Secretary
                              15350 Vickery Drive
                              Houston, Texas 77032
                           Telephone: (281) 618-3100

                           FORWARD-LOOKING STATEMENTS

     The statements contained in all parts of this document that are not historical facts are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements include, but are not limited to, those relating to the following:

     - the realignment of sales organization including its effects and cost synergies,

     - the DHL arrangement (including its effect, timing, DHL's use of our ground network, time of arrival in markets and cost savings),

     - our ability to restructure the debt covenants in our credit facility, if at all,

     - our ability to enter into alternative financing arrangements with respect to certain terminal and warehouse facilities, or to obtain alternative financing for those facilities, prior to November 2002,

     - the effect and benefits of the Circle merger,

     - the restructured and asset based credit facilities,

     - expectations or arrangements for our leased planes and the effects thereof,

     - the expected completion and/or effects of the reorganization plan,

     - the termination of joint venture/agency agreements and our ability to recover assets in connection therewith,

     - our plan to reduce costs (including the scope, timing, impact and effects thereof), cost management efforts and potential annualized cost savings,

     - past and planned headcount reductions (including the scope, timing, impact and effects thereof),

     - changes in our dedicated charter fleet strategy (including the scope, timing and effects thereof),

     - consolidation of field offices (including the scope, timing and effects thereof),

     - anticipated future recoveries from actual or expected sublease agreements,

     - the sensitivity of demand for our services to domestic and global economic conditions,

     - ability to fund operations,

     - expectations regarding an economic recovery in the U.S. and general economic conditions,

     - expected growth,

     - construction of new facilities,

     - the development, implementation and integration of any of our information systems,

     - the results, timing, outcome or effect of matters relating to the Commissioner's Charge (including the settlement thereof) or other litigation and our intentions or expectations of prevailing with respect thereto,

     - future operating expenses,

     - future margins,

     - use of credit facility proceeds,

     - fluctuations in currency valuations,

     - fluctuations in interest rates,

     - effects of and exposure relating to Miami Air,

     - future acquisitions and any effects, benefits, results, terms or other aspects of such acquisitions,

     - ability to continue growth and implement growth and business strategy,

     - the ability of expected sources of liquidity to support working capital and capital expenditure requirements,

     - the tax benefit of any stock option exercises, and

     - future expectations and outlook and any other statements regarding future growth, cash needs, terminals, operations, business plans and financial results and any other statements which are not historical facts.

     When used in this document or in the documents incorporated by reference, the words "anticipate," "estimate," "expect," "may," "plans," "project," and similar expressions are intended to be among the statements that identify forward-looking statements.

     Our results may differ significantly from the results discussed in the forward-looking statements. Such statements involve risk and uncertainties, including but not limited to, those relating to the following:

     - costs, delays and difficulties related to the Circle merger, including the integration of our systems, operations and other businesses

     - termination of joint ventures, charter aircraft arrangements (including expected losses, increased utilization and other effects),

     - our dependence on our ability to attract and retain skilled managers and other personnel,

     - the intense competition within the freight industry,

     - the uncertainty of our ability to manage and continue our growth and implement our business strategy,

     - our dependence on the availability of cargo space to serve our customers,

     - the potential for liabilities if certain independent owner/operators that serve us are determined to be employees,

     - effects of regulation,

     - the finalization of the EEOC settlement (including the timing and terms thereof and the results of any appeals or challenges thereto) and the results of related or other litigation,

     - our vulnerability to general economic conditions and dependence on our principal customers and certain industries,

     - the timing, success and effects of our restructuring and other changes to our leased aircraft arrangements, whether we enter into arrangements with third parties relating to such leased aircraft and the terms of such arrangements,

     - the results of the new air network,

     - responses of customers to our actions by our principal shareholder,

     - actions by Miami Air and its creditors,

     - accuracy of accounting and other estimates,

     - our potential exposure to claims involving our local pickup and delivery operations,

     - whether we enter into definitive agreements for new lift capacity and the terms of any of such agreement,

     - the ability of our lead bank to syndicate our new asset-based credit facility and the market for such syndications,

     - the financial condition and the status of the refinancing efforts of Miami Air,

     - responses of customers,

     - actions by our principal shareholders,

     - our potential exposure to claims involving our local pick up and delivery operations,

     - risk of international operations,

     - risks relating to acquisitions,

     - our future financial and operating results, cash needs and demand for our services,

     - our ability to maintain and comply with permits and licenses,

     - the matters covered under the caption "Risk Factors," and

     - the other factors detailed in our filings with the Securities and Exchange Commission, including those detailed in the subsection entitled "Factors That May Affect Future Results and Financial Condition" in our Form 10-K for the year ended December 31, 2001.

     Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. We undertake no responsibility to update for changes related to these or any other factors that may occur subsequent to this filing.

                               PROSPECTUS SUMMARY

     Because this is a summary, it may not contain all the information that may be important to you. You should read this entire prospectus, including the information incorporated by reference and the financial data and related notes, before making an investment decision. When used in this prospectus, the terms "we," "our" and "us" refer to EGL, Inc. and not to the selling securityholders.

                                   EGL, INC.

     EGL, Inc. is a leading global transportation, supply chain management and information services company dedicated to providing flexible logistics solutions on a price competitive basis. Our services include air and ocean freight forwarding, customs brokerage, local pick up and delivery service, materials management, warehousing, trade facilitation and procurement and integrated logistics and supply chain management services. We provide value-added services in addition to those customarily provided by traditional air freight forwarders, ocean freight forwarders and customs brokers. These services are designed to provide global logistics solutions for customers in order to streamline their supply chain, reduce their inventories, improve their logistics information and provide them with more efficient and effective domestic and international distribution strategies in order to enhance their profitability. Our merger with Circle International Group, Inc. in October 2000 significantly expanded our international forwarding, customs brokerage and logistics operations.

     We believe that we are one of the largest forwarders of domestic and international air freight based in the United States. We now have a network of over 400 facilities, agents and distribution centers located in over 100 countries on six continents featuring advanced information systems designed to maximize cargo management efficiency and customer satisfaction. Each of our facilities is linked by a real-time, online communications network that speeds the two-way flow of shipment data and related logistics information between origins and destinations around the world.

     We conduct our operations primarily under the name "EGL Eagle Global Logistics." We were formerly known as Eagle USA Airfreight, Inc. Our name was changed to EGL, Inc. in February 2000 to reflect our increasing globalization, broader spectrum of services and long-term growth strategy. Our businesses that have historically operated under the name "Circle International Group" or a similar name have changed or are in the process of changing their names, where possible, to EGL Eagle Global Logistics or a similar name.

     We trade on the Nasdaq Stock Market under the symbol "EAGL" and were incorporated in Texas in 1984.

                                  THE OFFERING

     The following summary contains basic information about the notes. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the section of this document entitled "Description of the Notes," particularly those subsections to which we have referred you.

Securities Offered............   $100,000,000 aggregate principal amount of 5%
                                 Convertible Subordinated Notes due December 15,
                                 2006.

Interest......................   The notes bear interest at an annual rate of
                                 5%. Interest is payable on June 15 and December
                                 15 of each year, beginning June 15, 2002.

Maturity Date.................   December 15, 2006.

Conversion Rights.............   The notes are convertible at any time four
                                 trading days prior to maturity into shares of our common stock at a conversion price of approximately $17.4335 per share, subject to certain adjust-ments. This is equivalent to a conversion rate of 57.3608 shares per $1,000 principal amount of notes. Upon conversion, you will not receive any cash representing accrued interest, other than in the case of a conversion in connection with an optional redemption. See "Description of the Notes -- Conversion of Notes."

Optional Redemption...........   We may redeem the notes on or after December
                                 20, 2004 at the redemption prices set forth in this prospectus, plus accrued and unpaid interest to, but excluding, the redemption date.

Sinking Fund..................   None.

Purchase Option Upon Change in
Control.......................   Upon a change in control, you may require us to
                                 purchase your notes at 100% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the purchase date.
                                 We may not have sufficient funds to pay the purchase price for all duly tendered notes upon a change in control.

Subordination.................   The notes are general unsecured obligations of
                                 EGL. The notes are subordinated in right of payment to all of our existing and future senior indebtedness. The notes are also effectively subordinated to the existing and future indebtedness and other liabilities including trade payables, of our subsidiaries.
                                 As of March 31, 2002, we had $48 million of senior indebtedness outstanding (including approximately $23 million of which were obligations under off-balance sheet lease financing arrangements and approximately $25 million of which were obligations related to letters of credit, but excluding intercompany liabilities) for purposes of the indenture, while our subsidiaries had approximately $9 million of outstanding indebtedness and other liabilities (excluding intercompany liabilities and liabilities of the type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles) and off-balance sheet guarantees of $13 million. We and our subsidiaries are not prohibited from incurring senior indebtedness or other debt under the indenture.

Use of Proceeds...............   We will not receive any proceeds from the sale
                                 by the selling securityholders of the notes or the underlying common stock. See "Use of Proceeds."

Symbol for Our Common Stock...   Our common stock is traded on The Nasdaq
                                 National Market under the symbol "EAGL."

                                  RISK FACTORS

     Before making an investment decision, you should consider carefully the following matters, in addition to the other information included or incorporated by reference in this prospectus or the registration statement of which this prospectus is a part.

RISKS RELATING TO OUR BUSINESS

  WE MAY NOT BE SUCCESSFUL IN GROWING EITHER INTERNALLY OR THROUGH ACQUISITIONS.

     Our growth strategy primarily focuses on internal growth in domestic and international freight forwarding, local pick up and delivery, customs brokerage and truck brokerage business and, to a lesser extent, on acquisitions. Our ability to grow will depend on a number of factors, including:

     - existing and emerging competition,

     - ability to open new terminals,

     - ability to operate profitably in the face of competitive pressures,

     - the recruitment, training and retention of operating and management employees,

     - the strength of demand for our services,

     - the availability of capital to support our growth, and

     - the ability to identify, negotiate and fund acquisitions when appropriate.

     Acquisitions involve risks, including those relating to:

     - the integration of acquired businesses, including different information systems,

     - the retention of prior levels of business,

     - the retention of employees,

     - the diversion of management attention,

     - the amortization of acquired intangible assets, and

     - unexpected liabilities.

     We cannot assure you that we will be successful in implementing any of our business strategies or plans for future growth.

  EVENTS IMPACTING THE VOLUME OF INTERNATIONAL TRADE AND INTERNATIONAL OPERATIONS COULD ADVERSELY AFFECT OUR INTERNATIONAL OPERATIONS.

     Our international operations are directly related to and dependent on the volume of international trade, particularly trade between the United States and foreign nations. This trade as well as our international operations are influenced by many factors, including:

     - economic and political conditions in the United States and abroad,

     - major work stoppages,

     - exchange controls, the Euro conversion and currency fluctuations,

     - wars, other armed conflicts and terrorism, and

     - United States and foreign laws relating to tariffs, trade restrictions, foreign investment and taxation.

     Trade-related events beyond our control, such as a failure of various nations to reach or adopt international trade agreements or an increase in bilateral or multilateral trade restrictions, could have a material adverse effect on our international operations. Our operations also depend on availability of carriers that provide cargo space for international operations.

  OUR BUSINESS HAS BEEN AND COULD CONTINUE TO BE ADVERSELY IMPACTED BY NEGATIVE CONDITIONS IN THE UNITED STATES ECONOMY OR THE INDUSTRIES OF OUR PRINCIPAL CUSTOMERS.

     Demand for our services has been adversely impacted by negative conditions in the United States economy or the industries of our customers. A substantial number of our principal customers are in the automotive, personal computer, electronics, telecommunications and related industries and their business has been adversely affected, particularly during the past year. These customers collectively account for a substantial percentage of our revenues. Continued adverse conditions or worsening conditions in the industries of our customers could cause us to lose a significant customer or experience a decrease in the shipment volume and business levels of our customers. Either of these events could negatively impact our financial results. Adverse economic conditions outside the United States can also have an adverse effect on our customers and our business. We expect that demand for our services, and consequently our results of operations, will be sensitive to domestic and global economic conditions and other factors beyond our control.

  THE TERRORIST ATTACKS ON SEPTEMBER 11, 2001 HAVE CREATED ECONOMIC, POLITICAL AND REGULATORY UNCERTAINTIES, SOME OF WHICH MAY MATERIALLY HARM OUR BUSINESS AND PROSPECTS AND OUR ABILITY TO CONDUCT BUSINESS IN THE ORDINARY COURSE.

     The terrorist attacks that took place in the United States on September 11, 2001 have adversely affected many businesses, including our business. The national and global responses to these terrorist attacks, many of which are still being formulated, may materially adversely affect us in ways we cannot currently predict. Some of the possible future effects include reduced business activity by our customers, changes in security measures or regulatory requirements for air travel and reductions in available commercial flights that may make it more difficult for us to arrange for the transport of our customers' freight and increased credit and business risk for customers in industries that were severely impacted by the attacks.

  OUR ABILITY TO SERVE OUR CUSTOMERS DEPENDS ON THE AVAILABILITY OF CARGO SPACE FROM THIRD PARTIES.

     Our ability to serve our customers depends on the availability of air and sea cargo space, including space on passenger and cargo airlines and ocean carriers that service the transportation lanes that we use. Shortages of cargo space are most likely to develop around holidays and in especially heavy transportation lanes. In addition, available cargo space could be reduced as a result of decreases in the number of passenger airlines or ocean carriers serving particular transportation lanes at particular times. This could occur as a result of economic conditions, transportation strikes, regulatory changes and other factors beyond our control. Our future operating results could be adversely affected by significant shortages of suitable cargo space and associated increases in rates charged by passenger airlines or ocean carriers for cargo space.

  WE MAY LOSE BUSINESS TO COMPETITORS.

     Competition within the freight industry is intense. We compete in North America primarily with fully integrated carriers, including BAX, Emery and smaller freight-forwarders. Internationally, we compete primarily with the major European based freight forwarders, Expeditors International, BAX, Emery and other freight forwarders. We expect to encounter continued competition from those forwarders that have a predominantly international focus and have established international networks, including those based in the United States and Europe. We also expect to continue to encounter competition from other forwarders with nationwide networks, regional and local forwarders, passenger and cargo air carriers, trucking companies, cargo sales agents and brokers, and carriers and associations of shippers organized for the purpose of consolidating their members' shipments to obtain lower freight rates from carriers. As a customs broker and ocean freight forwarder, we encounter strong competition in every port in which we do business, often competing with large domestic and foreign firms as well as local and regional firms. Our inability to compete successfully in our industry could cause us to lose customers or lower the volume of our shipments.

  OUR SUCCESS DEPENDS ON THE EFFORTS OF OUR FOUNDER AND OTHER KEY MANAGERS AND PERSONNEL.

     Our founder, James R. Crane, continues to serve as President, Chief Executive Officer and Chairman of the board of directors. We believe that our success is highly dependent on the continuing efforts of Mr. Crane and other executive officers and key employees, as well as our ability to attract and retain other skilled managers and personnel. The loss of the services of any of our key personnel could have a material adverse effect on us.

  WE ARE SUBJECT TO CLAIMS ARISING FROM OUR PICK UP AND DELIVERY OPERATIONS.

     We use the services of thousands of drivers in connection with our local pick up and delivery operations. From time to time, these drivers are involved in accidents. Although most of these drivers are independent contractors, we could be held liable for their actions. Claims against us may exceed the amount of insurance coverage. A material increase in the frequency or severity of accidents, liability claims or workers' compensation claims, or unfavorable resolutions of claims, could materially adversely affect us. In addition, significant increases in insurance costs as a result of these claims could reduce our profitability.

  WE COULD INCUR ADDITIONAL EXPENSES OR TAXES IF THE INDEPENDENT OWNER/OPERATORS WE USE IN CONNECTION WITH OUR LOCAL PICK UP AND DELIVERY OPERATIONS ARE FOUND TO BE "EMPLOYEES" RATHER THAN "INDEPENDENT CONTRACTORS."

     The Internal Revenue Service, state authorities and other third parties have at times successfully asserted that independent owner/operators in the transportation industry, including those of the type we use in connection with our local pick up and delivery operations, are "employees" rather than "independent contractors." Although we believe that the independent owner/operators we use are not employees, the IRS, state authorities or others could challenge this position, and federal and state tax or other applicable laws, or interpretations of applicable laws, could change. If they do, we could incur additional employee benefit-related expenses and could be liable for additional taxes, penalties and interest for prior periods and additional taxes for future periods.

  OUR FAILURE TO COMPLY WITH GOVERNMENTAL PERMIT AND LICENSING REQUIREMENTS COULD RESULT IN SUBSTANTIAL FINES OR REVOCATION OF OUR OPERATING AUTHORITIES, AND CHANGES IN THESE REQUIREMENTS COULD ADVERSELY AFFECT US.

     Our operations are subject to various state, local, federal and foreign regulations that in many instances require permits and licenses. Our failure to maintain required permits or licenses, or to comply with applicable regulations, could result in substantial fines or revocation of our operating authorities. Moreover, government deregulation efforts, "modernization" of the regulations governing customs clearance and changes in the international trade and tariff environment could require material expenditures or otherwise adversely affect us.

  OUR SETTLEMENT WITH THE U.S. EQUAL EMPLOYMENT OPPORTUNITY COMMISSION RELATING TO DISCRIMINATION ALLEGATIONS IS SUBJECT TO CHALLENGE AND DOES NOT AFFECT THE CLAIMS ASSERTED IN THE PURPORTED CLASS ACTION LAWSUIT.

     Our settlement with the U.S. Equal Employment Opportunity Commission relating to discrimination allegations is subject to challenge and appeal. If a challenge or appeal is successful, any modifications to the settlement or the reassertion of the original charges could have a material adverse effect on us. In addition, the purported class action lawsuit relating to discrimination allegations could result in the payment of substantial amounts and subject us to significant non-monetary requirements which could have a material adverse effect on us.

  WE MAY FACE DIFFICULTIES IN INTEGRATING THE OPERATIONS OF CIRCLE INTERNATIONAL GROUP, INC.

     We have incurred significant charges in connection with our acquisition of Circle during 2000 and 2001. Our management team does not have experience with the combined business and does not have experience managing international operations of a scope comparable to that of Circle. We may not be able to integrate the operations of Circle without a loss of key officers, employees, agents, joint venturers, customers or suppliers, a loss of revenues, an increase in operating or other costs or other difficulties. In particular, we may experience difficulties integrating our information technology systems with Circle's financial and operational information technology systems. We may also experience difficulties with obtaining required governmental licenses and approvals. In addition, we may not be able to realize any operating efficiencies, synergies or other benefits expected from the merger. Any costs or delays incurred in connection with integrating the operations of Circle could have an adverse effect on our business, results of operations or financial condition. In addition, the combined company may experience the difficulties associated with being a larger entity, including increased difficulties of coordination, complexities concerning the integration of information systems, difficulties relating to increased size and scale and increased risk of unionization of workforce.

  OUR CHAIRMAN BENEFICIALLY OWNS APPROXIMATELY 22.5% OF OUR OUTSTANDING COMMON STOCK AND HAS THE GREATEST INFLUENCE OF ANY OF OUR STOCKHOLDERS.

     James R. Crane beneficially owns approximately 22.5% of our outstanding common stock. Based on the ownership positions of our current stockholders, his ability to influence matters submitted to a vote of stockholders is greater than any other stockholder.

  PROVISIONS OF OUR CHARTER, BYLAWS AND SHAREHOLDER RIGHTS PLAN AND OF TEXAS LAW MAY DELAY OR PREVENT TRANSACTIONS THAT WOULD BENEFIT STOCKHOLDERS.

     Our articles of incorporation and bylaws and Texas law contain provisions that may have the effect of delaying, deferring or preventing a change of control. These provisions, among other things:

     - authorize our board of directors to set the terms of preferred stock,

     - provide that any stockholder who wishes to propose any business or to nominate a person or persons for the election as director at any meeting of stockholders may do so only if advance notice is given to our corporate secretary,

     - restrict the ability of stockholders to take action by written consent, and

     - restrict our ability to engage in transactions with some 20% stockholders.

     Because of these provisions, persons considering unsolicited tender offers or other unilateral takeover proposals may be more likely to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. In addition, we have adopted a shareholder rights plan that will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. The provisions of our charter, bylaws and shareholder rights plan may make it more difficult for our stockholders to benefit from transactions that are opposed by an incumbent board of directors.

  OUR MIAMI AIR INVESTMENT AND CREDIT SUPPORT EXPOSURE ARE SUBJECT TO UNCERTAINTIES.

     The impact of the events of September 11 on the airline industry and the weak economy significantly reduced the demand for Miami Air's cargo plane services. As a result, the market value of Miami Air's planes declined dramatically. Throughout the fourth quarter of 2001 and the first quarter of 2002, Miami Air was in discussions with its bank and lessors to obtain debt concessions on its 727 planes, to buy out the lease on a 727 cargo plane and to reduce the rates on its 737 passenger planes. In May 2002, we were informed that Miami Air's creditors were no longer willing to make concessions and that negotiations with creditors had reached an impasse and no agreement appeared feasible. Accordingly, we recognized an other than temporary impairment of the carrying value of our $6.7 million common stock investment in Miami Air, which includes a $509,000 increase in value attributable to our 24.5% share of Miami Air's first quarter 2002 results of operations. In addition, we recorded a reserve of $1.3 million for our estimated exposure on the outstanding letters of credit of Miami Air that are supported by an EGL $7 million standby letter of credit. If we are required to perform under the $7 million standby letter of credit, we could be required to recognize an additional charge.

RISKS RELATING TO THE NOTES

  WE HAVE A HOLDING COMPANY STRUCTURE AND WILL DEPEND ON DISTRIBUTIONS FROM OUR OPERATING SUBSIDIARIES TO PAY THESE NOTES. CONTRACTUAL OR LEGAL RESTRICTIONS APPLICABLE TO OUR SUBSIDIARIES COULD LIMIT DISTRIBUTIONS FROM THEM.

     We are a holding company and derive all of our operating income from, and hold substantially all of our assets through, our subsidiaries. The effect of this structure is that we will depend on the earnings of our subsidiaries, and the payment or other distributions to us of these earnings, to meet our obligations under our credit facilities and these notes. Provisions of law, like those requiring that dividends be paid only out of surplus, and provisions of our senior indebtedness limit the ability of our subsidiaries to make payments or other distributions to us. Our subsidiaries also could agree to other contractual restrictions on their ability to make distributions. See "Description of Other Indebtedness."

  THE NOTES ARE SUBORDINATED AND THERE ARE NO FINANCIAL COVENANTS IN THE INDENTURE.

     The notes are general unsecured obligations of EGL and are subordinated in right of payment to all of our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. In addition, we will not make any payments on the notes in the event of payment defaults on our senior indebtedness or other specified defaults on our designated senior indebtedness.

     The notes are also effectively subordinated to the liabilities, including trade payables, of our subsidiaries. We conduct all of our operations through subsidiaries. As of March 31, 2002, we had $48 million of senior indebtedness outstanding (including approximately $23 million of which were obligations under off-balance sheet lease financing arrangements and approximately $25 million of which were obligations related to letters of credit, but excluding intercompany liabilities) for purposes of the indenture, while our subsidiaries had approximately $9 million of outstanding indebtedness and other liabilities (excluding intercompany liabilities and liabilities of the type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles) and off-balance sheet guarantees of $13 million to which the notes would have been effectively subordinated.

     Neither we nor our subsidiaries are restricted from incurring additional debt, including senior indebtedness, under the indenture. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. In addition, we are not restricted from paying dividends or issuing or repurchasing our securities under the indenture.

  WE MAY BE UNABLE TO MEET THE REQUIREMENTS UPON A CHANGE IN CONTROL.

     Upon a change in control, as defined in the indenture, you may require us to purchase all or a portion of your notes. If a change in control were to occur, we may not have enough funds to pay the purchase price for all tendered notes. Our credit facility provides that a change in control constitutes an event of default. Future credit agreements or other agreements relating to our indebtedness may also provide that a change in control constitutes an event of default and additionally may prohibit the repurchase or redemption of the notes. If a change in control occurs at a time when we are prohibited from purchasing the notes, we could seek the consent of our lenders to purchase the notes or could attempt to refinance this debt. If we do not obtain a consent, we could not purchase the notes. Our failure to purchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other debt. In such circumstances, or if a change in control would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would limit or prohibit payments to you. The term "change in control" is limited to certain specified transactions and may not include other events that might harm our financial condition. Our obligation to offer to purchase the notes upon a change in control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

  NO TRADING MARKET FOR THE NOTES.

     There is currently no public market for the notes. To the extent they are traded, the notes may trade at a discount from their initial offering price to investors, depending on prevailing interest rates, the market for similar securities, our performance and other factors. To the extent that an active trading market for the notes does not develop, the liquidity and trading prices for the notes may be harmed. We do not currently intend to apply to list the notes on any securities exchange or public market.

  OUR STOCK PRICE IS SUBJECT TO VOLATILITY.

     Prior to electing to convert notes, the note holder should compare the price at which our common stock is trading in the market to the conversion price of the notes. Our common stock trades on The Nasdaq National Market under the symbol "EAGL." On May 15, 2002, the last reported sale price of our common stock on Nasdaq was $17.95 per share. The initial conversion price of the notes is $17.4335 per share. In the past, the market price of shares of our common stock has been subject to significant fluctuations. Such fluctuations, as well as economic conditions generally, may adversely affect the market price of our securities, including our common stock and the notes.

 THE NOTES MAY NOT BE RATED OR MAY RECEIVE A LOWER RATING THAN ANTICIPATED.

     We believe it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock would be harmed.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling securityholders of the notes or the underlying common stock.

                                DIVIDEND POLICY

     Since our initial public offering in November 1995, we have not paid cash dividends on our common stock, although Circle had regularly declared semiannual dividends prior to our merger. We currently anticipate that we will retain all future earnings for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Our bank credit agreement prohibits us from declaring or paying any cash dividends without the bank's consent.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table contains our consolidated ratios of earnings to fixed charges for the periods indicated:

                                                                            THREE MONTHS
                                                                               ENDED
                                           YEAR ENDED DECEMBER 31,           MARCH 31,
                                     -----------------------------------   --------------
                                     1997   1998   1999    2000    2001         2002
                                     ----   ----   -----   -----   -----   --------------
Ratio of earnings to fixed
  charges..........................  7.36x  6.91x   6.86x   1.62x     --(1)        --(1)

---------------

(1)No ratio is shown for the year ended December 31, 2001 or for the three months ended March 31, 2002 because earnings were insufficient to cover fixed charges by approximately $62.6 million and $6.0 million, respectively.

     For purposes of computing the ratios of earnings to fixed charges:

     - earnings consists of income before provision for income taxes plus fixed charges, less capitalized interest, our share of certain pre-tax income of equity investees and the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges, and

     - fixed charges consists of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table sets forth historical and pro forma selected consolidated financial data. The historical consolidated financial data as of and for each of the five fiscal years in the period ended December 31, 2001 have been derived from our audited consolidated financial statements. The historical consolidated financial data as of and for the three months ended March 31, 2002 and 2001 were derived from our unaudited interim consolidated financial statements. In the opinion of management, such unaudited financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position and results of operations of such interim periods.

     Effective January 1, 2002, we adopted the non-amortization provision of Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," which requires the suspension of amortization of goodwill. The pro forma statement of operations data below present our pro forma consolidated results of operations as if we had suspended the amortization of goodwill as required under SFAS 142 at the beginning of our 1997 fiscal year. The pro forma financial data does not purport to be indicative of the results that would actually have been obtained if we had suspended amortization of goodwill at the beginning of our 1997 fiscal year or that may be obtained in the future. Additional information regarding our adoption of the provisions of SFAS 142 is contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

     The information in this section should be read along with our Annual Report on Form 10-K for the year ended December 31, 2001, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 and our subsequent filings with the SEC, each of which is incorporated by reference in this prospectus. See "Where You Can Find More Information."

                                             THREE MONTHS ENDED
                                                  MARCH 31,                           YEAR ENDED DECEMBER 31,
                                             -------------------   --------------------------------------------------------------
                                               2002       2001        2001         2000       1999(1)      1998(1)      1997(1)
                                             --------   --------   ----------   ----------   ----------   ----------   ----------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues...................................  $371,999   $422,319   $1,671,994   $1,861,206   $1,409,250   $1,154,761   $1,008,756
Net revenues...............................   154,120    159,190      644,183      719,512      587,075      485,506      406,195
Operating income (loss) (2) (3)(4).........     1,460    (14,309)     (57,569)       9,892       72,862       56,306       58,072
Income (loss) before cumulative effect of
  change in accounting for negative
  goodwill.................................    (4,130)    (9,051)     (40,177)        (722)      51,710       39,547       43,130
Cumulative effect of change in accounting
  for negative goodwill(6).................       213         --           --           --           --           --           --
Net income (loss)..........................    (3,917)    (9,051)     (40,177)        (722)      51,710       39,547       43,130
Basic earnings (loss) per share before
  cumulative effect of change in accounting
  for negative goodwill(5).................  $  (0.09)  $  (0.19)  $    (0.84)  $    (0.02)  $     1.14   $     0.88   $     0.99
Cumulative effect of change in accounting
  for negative goodwill(6).................      0.01         --           --           --           --           --           --
Basic earnings (loss) per share(5).........  $  (0.08)  $  (0.19)  $    (0.84)  $    (0.02)  $     1.14   $     0.88   $     0.99
Basic weighted average shares
  outstanding(5)...........................    47,859     47,081       47,558       46,600       45,504       45,141       43,511
Diluted earnings (loss) per share before
  cumulative effect of change in accounting
  for negative goodwill(5).................  $  (0.09)  $  (0.19)  $    (0.84)  $    (0.02)  $     1.11   $     0.85   $     0.95
Cumulative effect of change in accounting
  for negative goodwill(6).................      0.01         --           --           --           --           --           --
Diluted earnings (loss) per share(5).......  $  (0.08)  $  (0.19)  $    (0.84)  $    (0.02)  $     1.11   $     0.85   $     0.95
Diluted weighted average shares
  outstanding(5)...........................    47,859     47,081       47,558       46,600       46,481       46,321       45,214
PRO FORMA STATEMENT OF OPERATIONS DATA: (7)
Operating income (loss)....................  $  1,460   $(13,135)  $  (53,286)  $   13,729   $   75,003   $   58,295   $   59,816
Income (loss) before cumulative effect of
  change in accounting for negative
  goodwill.................................    (4,130)    (7,877)     (35,894)       3,115       53,851       41,536       44,874
Cumulative effect of change in accounting
  for negative goodwill(6).................       213         --           --           --           --           --           --
Net income (loss)..........................    (3,917)    (7,877)     (35,894)       3,115       53,851       41,536       44,874
Basic earnings (loss) per share before
  cumulative...............................  $  (0.09)  $  (0.17)  $    (0.75)  $     0.07   $     1.18   $     0.92   $     1.03
Cumulative effect of change in accounting
  for negative goodwill(6).................      0.01         --           --           --           --           --           --
Basic earnings (loss) per share............  $  (0.08)  $  (0.17)  $    (0.75)  $     0.07   $     1.18   $     0.92   $     1.03

                                             THREE MONTHS ENDED
                                                  MARCH 31,                           YEAR ENDED DECEMBER 31,
                                             -------------------   --------------------------------------------------------------
                                               2002       2001        2001         2000       1999(1)      1998(1)      1997(1)
                                             --------   --------   ----------   ----------   ----------   ----------   ----------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Basic weighted average shares
  outstanding..............................    47,859     47,081       47,558       46,600       45,504       45,141       43,511
Diluted earnings (loss) per share before
  cumulative effect of change in accounting
  for negative goodwill....................  $  (0.09)  $  (0.17)  $    (0.75)  $     0.07   $     1.16   $     0.90   $     0.99
Cumulative effect of change in accounting
  for negative goodwill(6).................      0.01         --           --           --           --           --           --
Diluted earnings (loss) per share..........  $  (0.08)  $  (0.17)  $    (0.75)  $     0.07   $     1.16   $     0.90   $     0.99
Diluted weighted average shares
  outstanding..............................    47,859     47,081       47,558       47,647       46,481       46,321       45,214
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital............................  $195,416   $133,380   $  193,898   $  240,484   $  231,533   $  181,336   $  160,909
Total assets...............................   795,196    892,505      800,908      904,225      775,694      651,142      541,270
Long-term indebtedness, net of current
  portion..................................   101,280      1,372      103,774       91,051       32,244       21,558       27,702
Stockholders' equity.......................   361,202    397,933      366,091      403,767      401,455      338,758      281,476

---------------

(1)In July 2000, we decided to change our fiscal year end to December 31 beginning with the December 31, 2000 year end. Prior to 2000, our fiscal years ended on September 30. In October 2000, we completed a merger with Circle International Group, Inc. accounted for as a pooling of interests. The statement of operations data has been prepared by combining our results of operations for the years ended September 30, 1999, 1998 and 1997 with Circle's results of operations for the years ended December 31, 1999, 1998 and 1997. The balance sheet data has been prepared by combining our financial results as of September 30, 1999, 1998 and 1997 with Circle's financial results as of December 31, 1999, 1998 and 1997. The periods have been labeled year ended December 31 to be more consistent with our current year-end. The stand-alone results of operations of EGL for the three months ended December 31, 1999 have been omitted from the information presented.

   EGL stand-alone revenues, net revenues, operating income, net income and basic and diluted earnings per share for the period October 1, 1999 through December 31, 1999 were $187.4 million, $78.2 million, $15.7 million, $9.9 million, $0.35 and $0.33, respectively. Unaudited pro forma revenues, net revenues, operating income, net income and basic and diluted earnings per share for the year ended December 31, 1999 depicting the combined results of EGL and Circle as if EGL had a fiscal year ended December 31, 1999 are $1,451.7 million, $601.9 million, $75.6 million, $53.9 million, $1.18 and
   $1.14, respectively.

(2)2001 and 2000 include transaction, integration and restructuring charges related to the merger with Circle totaling $14.0 million or $8.5 million net of tax ($0.18 per diluted share) and $67.4 million or $49.9 million net of tax ($1.07 per diluted share), respectively. See notes 2 and 3 of the notes to our consolidated financial statements for the year ended December 31, 2001 for a discussion of the Circle merger and other acquisitions made in 2000 and 1999.

(3)1998 includes special charges of $10.7 million or $8.1 million net of tax ($0.17 per diluted share) recorded by the former Circle entity.

(4)2001 includes a charge of $10.1 million or $6.2 million net of tax ($0.13 per diluted share) related to the EEOC legal settlement. See note 12 of the notes to our consolidated financial statements for the year ended December 31, 2001.

(5)Net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period, adjusted to include the following: (a) the retroactive restatement giving effect to the 3-for-2 stock split in August 1999, and (b) the weighted average of common stock equivalents issuable upon exercise of stock options, less the number of shares that could have been repurchased with the exercise proceeds using the treasury stock method. There were no common stock equivalents included in the diluted weighted average share calculation for the three months ended March 31, 2002 and 2001 and the years ended December 31, 2001 and 2000, as their effect is anti-dilutive given our net loss for those periods.

(6)Effective January 1, 2002, we adopted SFAS No. 141, Business Combinations, which requires negative goodwill from pre-existing transactions to be recognized as the cumulative effect of a change in accounting principle, and recognized a gain of $213,000 to write-off negative goodwill.

(7)Effective January 1, 2002, we adopted the non-amortization provision of SFAS 142, Goodwill and Other Intangible Assets, and ceased amortization of our goodwill. The pro forma statement of operations data have been presented to reflect our results as if the non-amortization provision of this standard had been adopted at the beginning of each period presented.

                            DESCRIPTION OF THE NOTES

     The notes are a series of subordinated debt securities issued under an indenture dated as of December 7, 2001, as supplemented by a first supplemental indenture, also dated as of December 7, 2001, between us and JPMorgan Chase Bank, as trustee (the "trustee") (referred to in this prospectus as the "indenture"). The following summary of certain provisions of the indenture and the notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the indenture, including the definitions of certain terms and those terms made a part of the indenture by reference to the Trust Indenture Act of 1939 and the notes. We urge you to read the indenture because the indenture, and not this description, defines your rights as a holder of the notes. A copy of the form of indenture and the form of certificate evidencing the notes is available to you upon request to EGL.

     The indenture does not limit the amount of debt that may be issued by us under the indenture. We may issue debt securities from time to time under the indenture in separate series (each, a "series"), each up to the aggregate principal amount authorized by us for such series.

     In this section of the prospectus entitled "Description of the Notes," when we refer to "EGL," "we," "our," or "us," we are referring to EGL, Inc. and not any of its subsidiaries.

GENERAL

     The notes are general unsecured obligations of EGL and are subordinate in right of payment as described under "-- Subordination of Notes." The notes are convertible into common stock as described under "-- Conversion of Notes." The notes are limited to $100,000,000 aggregate principal amount. We may, without the consent of the holders, increase the aggregate principal amount in the future on the same terms and conditions and with the same CUSIP number as the notes being offered hereby. The notes will be issued only in denominations of $1,000 or in multiples of $1,000. The notes will mature on December 15, 2006, unless earlier redeemed at our option or purchased by us at your option upon a change in control.

     Neither we nor our subsidiaries are restricted from paying dividends, incurring debt, or issuing or repurchasing our securities under the indenture. In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction or a change in control of EGL, except to the extent described under "-- Purchase of Notes at Your Option Upon a Change in Control."

     The notes bear interest at the annual rate of 5% from December 7, 2001. Interest will be payable on June 15 and December 15 of each year, beginning June 15, 2002, subject to limited exceptions if the notes are converted, redeemed or purchased prior to the interest payment date. The record dates for the payment of interest will be June 1 and December 1. We may, at our option, pay interest on the notes by check mailed to the holders. However, a holder with an aggregate principal amount in excess of $2 million will be paid by wire transfer in immediately available funds upon its election if the holder has provided us with wire transfer instructions at least 10 business days prior to the payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. We will not be required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

     We will maintain an office in The City of Dallas, Texas where the notes may be presented for registration of transfer, exchange or conversion. This office will initially be an office or agency of the trustee. Except under limited circumstances described below, the notes will be issued only in fully-registered book-entry form, without coupons, and will be represented by one or more global notes. There will be no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any transfer tax or similar governmental charge payable in connection with certain transfers or exchanges.

CONVERSION OF NOTES

     You have the right, at your option, to convert your notes into shares of our common stock at any time four trading days prior to maturity, unless previously redeemed or purchased, at the conversion price of approximately $17.4335 per share, subject to the adjustments described below. This is equivalent to a conversion rate of 57.3608 shares per $1,000 principal amount of notes.

     Except as described below, we will not make any payment or other adjustment for accrued interest or dividends on any common stock issued upon conversion of the notes. If you submit your notes for conversion between a record date and the opening of business on the next interest payment date (except for notes or portions of notes called for redemption or subject to purchase following a change in control on a redemption date or a purchase date, as the case may be, occurring during the period from the close of business on a record date and ending on the opening of business on the first business day after the next interest payment date, or if this interest payment date is not a business day, the second business day after the interest payment date), you must pay funds equal to the interest payable on the principal amount being converted. As a result of the foregoing provisions, if the exception described in the preceding sentence does not apply and you surrender your notes for conversion on a date that is not an interest payment date, you will not receive any interest for the period from the interest payment date next preceding the date of conversion or for any later period.

     We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash for the fractional amount based upon the closing market price of the common stock on the last trading day prior to the date of conversion.

     If the notes are called for redemption or are subject to purchase following a change in control, your conversion rights on the notes called for redemption or so subject to purchase will expire at the close of business on the last business day before the redemption date or purchase date, as the case may be, or such earlier date as the notes are presented for redemption or for purchase, unless we default in the payment of the redemption price or purchase price, in which case, your conversion right will terminate at the close of business on the date the default is cured and the notes are redeemed or purchased. If you have submitted your notes for purchase upon a change in control, you may only convert your notes if you withdraw your election in accordance with the indenture.

     The conversion price will be adjusted upon the occurrence of:

          (1) the issuance of shares of our common stock as a dividend or distribution on our common stock,

          (2) the subdivision or combination of our outstanding common stock,

          (3) the issuance to all or substantially all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase our common stock at a price per share less than the then current market price per share, provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration,

          (4) the distribution to all or substantially all holders of our common stock of shares of our capital stock, evidences of indebtedness or other securities or non-cash assets, or rights or warrants, excluding:

             - dividends, distributions and rights or warrants referred to in clause (1) or (3) above,

             - dividends or distributions exclusively in cash referred to in clause (5) below, and

             - distribution of rights to all holders of common stock pursuant to an adoption of a shareholder rights plan,

          (5) the dividend or distribution to all or substantially all holders of our common stock of all-cash distributions in an aggregate amount that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all other all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the business day immediately preceding the day on which we declare such distribution, and

          (6) the purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that together with (A) any cash and the fair market value of any other consideration payable in respect of any other tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the expiration date of such tender offer.

     To the extent that our rights plan is still in effect, upon conversion of the notes into common stock, the holders will receive, in addition to the common stock, the rights described in our rights plan, whether or not the rights have separated from the common stock at the time of conversion, subject to certain limited exceptions. See "Description of Capital Stock." If we implement a new rights plan, we will be required under the indenture to provide that the holders of notes will receive the rights upon conversion of the notes, whether or not these rights were separated from the common stock prior to conversion, subject to certain limited exceptions.

     In the event of:

     - any reclassification of our common stock, or

     - a consolidation, merger or conversion involving EGL, or

     - a sale or conveyance to another person of all or substantially all of the property and assets of EGL,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled to convert their notes into the same type of consideration received by common stock holders immediately prior to one of these types of events.

     You may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price.

     We are permitted to reduce the conversion price of the notes by any amount for a period of at least 20 days if our board of directors determines that such reduction would be in our best interest. We are required to give at least 15 days' prior notice of any reduction in the conversion price. We may also reduce the conversion price to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

     No adjustment in the conversion price will be required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or such convertible or exchangeable securities.

SUBORDINATION OF NOTES

     The payment of the principal of, premium, if any, and interest on the notes is subordinated to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all existing and future senior indebtedness. If we dissolve, wind-up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we will pay the holders of senior indebtedness in full in cash or other payment satisfactory to the holders of senior indebtedness before we pay the holders of the notes. If the notes are accelerated because of an event of default we must pay the holders of senior indebtedness in full all amounts due and owing thereunder before we pay the note holders. The indenture requires that we promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default under the indenture.

     We may not make any payment on the notes or purchase or otherwise acquire the notes if:

     - a default in the payment of any designated senior indebtedness occurs and is continuing beyond any applicable period of grace, or

     - any other default of designated senior indebtedness occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from the Company or other person permitted to give such notice under the indenture.

     We are required to resume payments on the notes:

     - in case of a payment default, upon the date on which such default is cured or waived or ceases to exist, and

     - in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

     No new period of payment blockage may be commenced for a default unless 365 days have elapsed since the effectiveness of the immediately prior payment blockage notice.

     No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice.

     As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture.

     If either the trustee or any holder of notes receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

     A portion of our operations is or in the future may be conducted through subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, would depend upon the earnings of our subsidiaries. In addition, we would be dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

     Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries' earnings and could be subject to contractual or statutory restrictions.

     Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

     As of March 31, 2002, we had $48 million of senior indebtedness outstanding (including approximately $23 million of which were obligations under off-balance sheet lease financing arrangements and approximately $25 million of which were obligations related to letters of credit, but excluding intercompany liabilities) for purposes of the indenture, while our subsidiaries had approximately $9 million of outstanding indebtedness and other liabilities (excluding intercompany liabilities and liabilities of the type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles) and off-balance sheet guarantees of $13 million to which the notes will be effectively subordinated.

     Neither we nor our subsidiaries are limited from incurring senior indebtedness or additional debt under the indenture. If we incur additional debt, our ability to pay our obligations on the notes could be affected. We expect from time to time to incur additional indebtedness and other liabilities.

     We are obligated to pay reasonable compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee's claims for such payments will be senior to the claims of the note holders.

     The term "designated senior indebtedness" means any senior indebtedness in which the instrument creating or evidencing the indebtedness, or any related agreements or documents to which we are a party, expressly provides that such indebtedness is "designated senior indebtedness" for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of the senior indebtedness to exercise the rights of designated senior indebtedness). We have designated as designated senior indebtedness our senior indebtedness under our existing amended and restated credit facility and our existing off-balance sheet leasing arrangements, including, in each case, any and all amendments, supplements, modifications, refinancings and replacements thereof.

     The term "indebtedness" means:

          (1) all of our indebtedness, obligations and other liabilities, contingent or otherwise, (A) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (B) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of EGL or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services,

          (2) all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers' acceptances,

          (3) all of our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet,

          (4) all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including our obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor, whether or not such lease transaction is characterized as an operating lease or a capitalized lease in accordance with generally accepted accounting principles,

          (5) all of our obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement,

          (6) all of our direct or indirect guarantees or similar agreements by us in respect of, and all of our obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (5),

          (7) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (6).

     The term "senior indebtedness" means the principal of, premium, if any, interest, including any interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, indebtedness of EGL whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by EGL, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing. Senior indebtedness does not include:

          (1) indebtedness that expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness is on the same basis or junior to the notes, and

          (2) any indebtedness to any of our majority-owned subsidiaries, other than indebtedness to our subsidiaries arising by reason of guarantees by us of indebtedness of such subsidiary to a person that is not our subsidiary.

OPTIONAL REDEMPTION BY EGL

     We may redeem the notes on or after December 20, 2004, on at least 20 days and no more than 60 days notice, in whole or in part, at the following redemption prices expressed as percentages of the principal amount:

                                                               REDEMPTION
PERIOD                                                           PRICE
------                                                         ----------
Beginning on December 20, 2004 through December 14, 2005....     101.25%
Beginning on December 15, 2005 and thereafter...............     100.00%

in each case, together with accrued interest up to but not including the redemption date; provided that if the redemption date falls after an interest payment record date and on or before an interest payment date, then the interest payment shall be payable to holders of record on the relevant record date.

     If we decide to redeem fewer than all of the notes, the trustee will select the notes to be redeemed by lot, or in its discretion, on a pro rata basis or by another method as the trustee deems fair and appropriate. If any note is to be redeemed in part only, a new note in principal amount equal to the unredeemed principal portion will be issued. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be part of the portion selected for redemption.

NO MANDATORY REDEMPTION OR SINKING FUND; OPEN MARKET PURCHASES

     We are not required to make any mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances we may be required to offer to purchase notes as described under the caption
"-- Purchase of Notes at Your Option Upon a Change in Control." We may at any time and from time to time purchase notes in the open market or otherwise.

PURCHASE OF NOTES AT YOUR OPTION UPON A CHANGE IN CONTROL

     If a change in control occurs, you will have the right to require us to purchase all or any part of your notes 30 business days after the occurrence of such change in control at a purchase price equal to 100% of the principal amount of the notes together with accrued and unpaid interest to, but excluding, the purchase date. Notes submitted for purchase must be in integral multiples of $1,000 principal amount.

     We will mail to the trustee and to each holder a written notice of the change in control within 10 business days after the occurrence of such change in control. This notice shall state certain specified information, including:

     - information about and the terms and conditions of the change in control,

     - information about the holders' right to convert the notes,

     - the holders' right to require us to purchase the notes,

     - the procedures required for exercise of the purchase option upon the change in control, and

     - the name and address of the paying and conversion agents.

     You must deliver written notice of your exercise of this purchase right to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date. The written notice must specify the notes for which the purchase right is being exercised. If you wish to withdraw this election, you must provide a written notice of withdrawal to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date.

     A change in control will be deemed to have occurred if any of the following occurs:

     - any "person" or "group" is or becomes the "beneficial owner," directly or indirectly, of shares of our voting stock representing 50% or more of the total voting power of all outstanding classes of our voting stock or has the power, directly or indirectly, to elect a majority of the members of our board of directors,

     - we consolidate with, or merge with or into, another person or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that "beneficially owned," directly or indirectly, the shares of our voting stock immediately prior to such transaction "beneficially own," directly or indirectly, shares of our voting stock representing at least a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee person, or

     - the holders of our capital stock approve any plan or proposal for the liquidation or dissolution of EGL (whether or not otherwise in compliance with the indenture).

     However, a change in control will not be deemed to have occurred if either:

     - the last sale price of our common stock for any five trading days during the ten trading days immediately preceding the change in control is at least equal to 105% of the conversion price in effect on such day, or

     - in the case of a merger or consolidation, all of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters' appraisal rights) in the merger or consolidation constituting the change in control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

     For purposes of this change in control definition:

     - "person" or "group" have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term "group" includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision,

     - a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture, except that the number of shares of our voting stock will be deemed to include, in addition to all outstanding shares of our voting stock and unissued shares deemed to be held by the "person" or "group" or other person with respect to which the change in control determination is being made, all unissued shares deemed to be held by all other persons,

     - "beneficially own" and "beneficially owned" have meanings correlative to that of beneficial owner,

     - "unissued shares" means shares of voting stock not outstanding that are subject to options, warrants, rights to purchase or conversion privileges exercisable within 60 days of the date of determination of a change in control, and

     - "voting stock" means any class or classes of capital stock or other interests then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of the board of directors, managers or trustees.

     The term "all or substantially all" as used in the definition of change in control will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure you how a court would interpret this phrase under applicable law if you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of "all or substantially all" of our assets.

     We will under the indenture:

     - comply with the provisions of Rule 13e-4 and Rule 14e-1, if applicable, under the Exchange Act,

     - file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act, and

     - otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes upon a change in control.

     This change in control purchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the change in control purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change in control purchase feature is a result of negotiations between us and the initial purchaser.

     We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a change in control but would increase the amount of debt, including senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

     Certain of our debt agreements may prohibit our redemption or repurchase of the notes and provide that a change in control constitutes an event of default.

     We may not purchase any note at any time when the subordination provisions of the indenture otherwise would prohibit us from making such repurchase. If we fail to repurchase the notes when required, this failure will constitute an event of default under the indenture whether or not repurchase is permitted by the subordination provisions of the indenture.

     If a change in control were to occur, we may not have sufficient funds to pay the change in control purchase price for the notes tendered by holders. In addition, we may in the future incur debt that has similar change of control provisions that permit holders of this debt to accelerate or require us to repurchase this debt upon the occurrence of events similar to a change in control. Our failure to repurchase the notes upon a change in control will result in an event of default under the indenture, whether or not the purchase is permitted by the subordination provisions of the indenture.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The indenture generally permits a consolidation, merger or conversion between us and another entity. It also permits the sale by us of all or substantially all of our assets. The indenture provides, however, that we may consolidate with another entity to form a new entity or merge or convert into any other entity or transfer or dispose of all or substantially all of our assets to any other entity only if:

     - the resulting or surviving entity (1) (A) is a corporation organized and existing under the laws of the United States, any state of the United States or the District of Columbia or (B) (i) is a corporation organized and existing under the laws of the Cayman Islands, Bermuda or any other jurisdiction where it is exempt from withholding or deducting amounts for or on the account of any present or future taxes, fees, duties, assessments or governmental charges of whatever nature with respect to the payment of interest on the notes, (ii) its shares of capital stock are listed on a national securities exchange or quoted on an interdealer automated quotation system and (iii) we deliver an officers' certificate to the trustee to the effect that such consolidation, merger, conversion, transfer or disposal is not reasonably expected to be adverse in any material respect to the holders taken as a whole, and (2) assumes the due and punctual payments on the notes and the performance of our covenants and obligations under the indenture and the notes and provides for conversion rights of the notes, and

     - immediately after giving effect to the transaction, no default or event of default would occur and be continuing.

EVENTS OF DEFAULT

     The following will be events of default with respect to the notes, whether or not prohibited by the subordination provisions of the indenture:

     - our failure to pay interest on the notes for 30 days,

     - our failure to pay principal of, any premium on or the purchase price of the notes when due,

     - our failure to comply with any of our other covenants or agreements in the notes or the indenture (other than an agreement or covenant that we have included in the indenture solely for the benefit of other series of debt securities) for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of all the outstanding debt securities issued under the indenture that are affected by that failure,

     - our failure to provide timely notice of a change in control,

     - any indebtedness for money borrowed by us or some of our significant subsidiaries (all or substantially all of the outstanding voting securities of which are owned, directly or indirectly, by us) in an outstanding principal amount in excess of $10 million is not paid at final maturity or upon acceleration and such indebtedness is not discharged, or such default in payment or acceleration is not cured or rescinded within 30 days after written notice by the trustee or by the holders of at least 25% in principal amount of the notes, and

     - specified events involving bankruptcy, insolvency or reorganization of EGL.

     A default under the notes will not necessarily be a default under another series of debt securities. The trustee may withhold notice to the holders of the debt securities of any default or event of default, except in any payment on the debt securities, if the trustee in good faith determines that withholding notice is in the interest of the holders of the debt securities.

     If an event of default for the notes occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the notes (or, in some cases, 25% in principal amount of all debt securities under the indenture affected, voting as one class) may declare the principal of and all accrued and all unpaid interest on the notes (or, in some cases, the debt securities) those debt securities to be immediately due and payable. If an event of default relating to events of bankruptcy, insolvency or reorganization occurs, the principal of and all accrued and unpaid interest on all the debt securities will become immediately due and payable without any action on the part of the trustee or any holder. Any payment by us on the notes following any acceleration will be subject to the subordination provisions described above. The holders of a majority in principal amount of the outstanding notes (or of all debt securities under the indenture affected, voting as one class) may in some cases rescind this accelerated payment requirement. Depending on the terms of our other indebtedness, an event of default under the indenture may give rise to cross defaults on our other indebtedness.

     A holder of a note will be able to pursue any remedy under the indenture only if

     - the holder gives the trustee written notice of a continuing event of default with respect to the notes,

     - the holders of at least 25% in principal amount of the notes make a written request to the trustee to pursue the remedy,

     - the holder or holders offer to the trustee indemnity reasonably satisfactory to it,

     - the trustee fails to act for a period of 60 days after receipt of notice and offer of indemnity, and

     - during that 60-day period, the holders of a majority in principal amount of the notes do not give the trustee a direction inconsistent with the request.

     This provision will not, however, affect the right of a holder of a note to sue for enforcement of any overdue payment.

     In most cases, holders of a majority in principal amount of the notes (or of all debt securities affected, voting as one class) will be able to direct the time, method and place of

     - conducting any proceeding for any remedy available to the trustee with respect to the notes, and

     - exercising any trust or power conferred on the trustee not relating to or arising under an event of default.

     The indenture requires us to file with the trustee each year a written statement as to our compliance with the covenants contained in the indenture.

MODIFICATION AND WAIVER

     We may amend or supplement the indenture if the holders of a majority in principal amount of the outstanding debt securities of all series issued under the indenture and affected by the amendment or supplement (acting as one class) consent to it. Without the consent of the holder of each debt security affected, however, no amendment or supplement may:

     - reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver,

     - reduce the rate of or change the time for payment of interest on any debt security,

     - reduce the principal of, premium on or any mandatory sinking fund payment for any debt security,

     - change the stated maturity of any debt security,

     - reduce any premium payable on the redemption of any debt security or change the time at which any debt security may or must be redeemed or modify the indenture in a manner that adversely affects the conversion rights of the notes,

     - change any obligation to pay additional amounts on any debt security,

     - modify the provisions with respect to the purchase right of the holders upon a change in control in a manner adverse to holders in any material respect,

     - modify the provisions with respect to the right of holders to convert notes in a manner adverse to holders in any material respect,

     - make the payments on any debt security payable in any currency or currency unit other than as the debt security originally states,

     - impair the holder's right to institute suit for the enforcement of any payment on any debt security or the right of conversion,

     - make any change in the percentage of principal amount of debt securities necessary to waive compliance with specified provisions of the applicable indenture or to make any change in the applicable indenture's provisions for modification,

     - waive a continuing default or event of default regarding any payment on any debt security, or

     - modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security.

     We and the trustee may agree to amend or supplement the indenture or waive any provision of the indenture without the consent of any holders of debt securities in some circumstances, including:

     - issue additional debt securities from time to time under the indenture or any other indenture,

     - to cure any ambiguity, omission, defect or inconsistency,

     - to provide for the assumption of our obligations and the provision of conversion rights under the indenture by a successor upon any merger, consolidation or asset transfer,

     - to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities,

     - to provide any security for or add guarantees of any series of debt securities,

     - to comply with any requirement to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939,

     - to add covenants that would benefit the holders of any debt securities or to surrender any rights we have under the indenture,

     - to add events of default with respect to any debt securities,

     - to make any change that does not adversely affect any outstanding debt securities of any series in any material respect,

     - to facilitate the defeasance or discharge of any series of debt securities if that change does not adversely affect the holders of debt securities of that series or any other series under the indenture in any material respect, and

     - to provide for the acceptance of a successor or another trustee.

     The holders of a majority in principal amount of the outstanding debt securities of any series, or of all debt securities affected, voting as one class, may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

DISCHARGE AND DEFEASANCE

     We will be discharged from all obligations under the indenture with respect to the notes, except for surviving obligations relating to any conversion rights and to register the transfer or exchange of the notes, if:

     - all notes previously authenticated and delivered under the indenture have been delivered to the indenture trustee for cancellation, or

     - all notes have become due and payable or will become due and payable within one year, at maturity or by redemption, and we deposit with the trustee funds or government securities sufficient to make payments on the notes on the dates those payments are due.

     To exercise our right to be discharged, we must deliver to the trustee an opinion of counsel and an officers' certificate stating that all conditions precedent to the satisfaction and discharge of the indenture have been complied with.

     In addition to our right of discharge described above, we may deposit with the trustee funds or government securities sufficient to make payments on the notes on the dates those payments are due and payable, and then, at our option, either of the following will occur:

     - we will be discharged from our obligations with respect to the notes ("legal defeasance"), or

     - we will no longer have any obligation to comply with the restrictive covenants under the indenture, and the related events of default will no longer apply to us, but some of our other obligations under the indenture and the notes, including our obligation to make payments on those notes, will survive ("covenant defeasance").

     If we defease the notes, the holders of the notes will not be entitled to the benefits of the indenture, except for our obligations to:

     - convert the notes,

     - register the transfer or exchange of notes,

     - replace stolen, lost or mutilated notes, and

     - maintain paying agencies and hold moneys for payment in trust.

We will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the notes to recognize income, gain or loss for United States federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based on a ruling from the United States Internal Revenue Service or a change in law to that effect.

REGISTRATION RIGHTS

     We entered into a registration rights agreement on December 7, 2001 with the initial purchaser for the benefit of the holders of the notes and the common stock issued upon conversion of the notes (collectively, the "registrable securities"). Under the terms of the registration rights agreement, we agreed, at our cost:

          (a) on or prior to March 4, 2002, to file a registration statement (a "shelf registration statement") covering resales of the restricted securities pursuant to Rule 415 under the Securities Act,

          (b) on or prior to June 3, 2002, to use our commercially reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act, and

          (c) to use our commercially reasonable efforts to keep the shelf registration statement effective for up to two years.

     We further agreed that, among other things, if (i) by June 3, 2002, the shelf registration statement has not been declared effective by the SEC, or (ii) after the shelf registration statement has been declared effective, the shelf registration statement ceases to be effective or usable (subject to certain exceptions that permit us to suspend the use of the prospectus which is a part of the registration statement for a period not to exceed an aggregate of 45 days in any 90-day period or an aggregate of 90 days in any twelve-month period) in connection with resales of the restricted securities in accordance with and during the periods specified in the registration rights agreement (each such event referred to in clauses (i) and (ii) a "registration default"), additional interest will accrue on the registrable securities in addition to the rate shown on the cover page of this prospectus, from and including the date on which any such registration default shall occur to, but excluding, the date on which the registration default has been cured, at the rate of 0.5% per year for the notes (or an equivalent amount for any common stock issued upon conversion of the notes that are registrable securities). In the case of a registration default described in clause (ii), our obligation to pay additional interest extends only to the affected notes. We will have no other liabilities for monetary damages with respect to our registration obligations. With respect to each holder, our obligations to pay additional interest remain in effect only so long as the notes and the common stock issuable upon the conversion of the notes held by the holder are "registrable securities" within the meaning of the registration rights agreement.

     A holder selling securities pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement which are applicable to such holder (including certain indemnification obligations).

     We will pay all registration expenses of the shelf registration, provide each holder that is selling registrable securities pursuant to the shelf registration statement copies of the related prospectus and take other actions as are required to permit, subject to the foregoing, unrestricted resales of the registrable securities. Selling security holders remain responsible for all selling expenses (i.e., commissions and discounts).

     The preceding summary of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

TRANSFER AND EXCHANGE

     We have initially appointed the trustee as the security registrar, paying agent and conversion agent, acting through its corporate trust office. We reserve the right to:

     - vary or terminate the appointment of the security registrar, paying agent or conversion agent,

     - appoint additional paying agents or conversion agents, or

     - approve any change in the office through which any security registrar or any paying agent or conversion agent acts.

PURCHASE AND CANCELLATION

     All notes surrendered for payment, redemption, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee shall be cancelled promptly by the trustee. No notes shall be authenticated in exchange for any notes cancelled as provided in the indenture.

     We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled. Any notes held by us or one of our subsidiaries or other affiliates shall be disregarded for purposes of any waiver, consent or direction requiring the vote or concurrence of note holders.

REPLACEMENT OF NOTES

     We will replace mutilated, destroyed, stolen or lost notes at your expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

GOVERNING LAW

     The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.

CONCERNING THE TRUSTEE

     JPMorgan Chase Bank has agreed to serve as the trustee under the indenture. The trustee is permitted to deal with us and any of our affiliates with the same rights as if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate such conflict or resign.

     The holders of a majority in principal amount of all outstanding notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee with respect to the notes. However, any such direction may not conflict with any law or the indenture, may not be unduly prejudicial to the rights of another holder and may not involve the trustee in personal liability.

GLOBAL NOTES; BOOK-ENTRY SYSTEM

  THE GLOBAL NOTES

     We issued the notes in the form of one or more global notes. Each global note was deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, a global note may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in the global note directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form ("certificated securities") will be issued only in limited circumstances described below.

  CERTAIN BOOK-ENTRY PROCEDURES FOR THE GLOBAL NOTES

     The descriptions of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. Neither we nor the initial purchaser takes any responsibility for these operations or procedures, and investors are urged to contact DTC or its participants (collectively, the "participants") directly to discuss these matters.

     DTC has advised us that it is:

     - a limited-purpose trust company organized under the laws of the State of New York,

     - a "banking organization" within the meaning of the New York Banking Law,

     - a member of the Federal Reserve System,

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code, as amended, and

     - a "clearing agency" registered pursuant to Section 17A of the Exchange
       Act.

     DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC's participants include securities brokers and dealers (including the initial purchaser), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "indirect participants") that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

     We expect that pursuant to procedures established by DTC (i) upon deposit of each global note, DTC will credit, on its book-entry registration and transfer system, the accounts of participants designated by the initial purchaser with an interest in the global note and (ii) ownership of beneficial interests in the notes will be shown on, and the transfer of ownership interests thereof will be shown on, and effected only through, records maintained by DTC (with respect to the interests of participants) and the participants and the indirect participants (with respect to the interests of persons other than participants).

     The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer beneficial interests in the notes represented by a global note to such persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having a beneficial interest in the notes represented by a global note to pledge or transfer such interest to persons or entities that do not participate in DTC's system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

     So long as DTC or its nominee is the registered owner of a global note, DTC or such nominee, as the case may be, will be considered the sole legal owner or holder of the notes represented by the global note for all purposes of such notes and the indenture. Except as provided below, owners of beneficial interests in a global note will not be entitled to have the notes represented by such global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes, and will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee thereunder. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if such holder is not a participant or an indirect participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights of a holder of notes under the indenture or such global note. We understand that under existing industry practice, in the event that we request any action of holders of notes, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of such global note, is entitled to take, DTC would authorize the participants to take such action and the participants would authorize holders owning through such participants to take such action or would otherwise act upon the instruction of such holders. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such notes.

     Payments with respect to the principal of and premium, if any, additional interest, if any, and interest on, any notes represented by a global note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note representing such notes under the indenture. Under the terms of the indenture, we and the trustee may treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither we nor the trustee has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in a global note (including principal, premium, if any, additional interest, if any, and interest). Payments by the participants and the indirect participants to the owners of beneficial interest in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants or the indirect participants and DTC.

     Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

  CERTIFICATED NOTES

     If (i) we notify the trustee in writing that DTC is no longer willing or able to act as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days of such notice or cessation, (ii) we, at our option, notify the trustee in writing that we elect to cause the issuance of notes of any series in definitive form under the indenture or (iii) upon the occurrence of certain other events as provided in the indenture, then, upon surrender by DTC of such global note, certificated notes will be issued to each person that DTC identifies as the beneficial owner of the notes represented by such global note. Upon any such issuance, the trustee is required to register such certificated notes in the name of such person or persons (or the nominee of any thereof) and cause the same to be delivered thereto.

     Neither we nor the trustee shall be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued).

  SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the notes will be made by the initial purchaser in immediately available funds. So long as DTC continues to make its settlement system available to us, all payments on the notes will be made by us in immediately available funds.

                       DESCRIPTION OF OTHER INDEBTEDNESS

     For a description of some of our other indebtedness, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing in our most recent annual report on Form 10-K and our quarterly reports on Form 10-Q.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock currently consists of 200,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share, issuable in series. The following description of certain provisions of our second amended and restated articles of incorporation and our amended and restated bylaws, each as amended to date, are necessarily general and do not purport to be complete and are qualified in their entirety by reference to those documents.

COMMON STOCK

     Holders of common stock are entitled to one vote per share with respect to all matters required by law to be submitted to our shareholders. Holders of common stock have no preemptive rights to purchase or subscribe for our securities, and the common stock is not convertible or subject to redemption by us.

     The holders of common stock are entitled to dividends that may be declared by our board of directors from time to time out of funds legally available for dividends. Shareholders' rights to dividends are subject to the dividend and liquidation rights of any shares of preferred stock that may be issued and to any dividend restrictions that may be contained in debt agreements. In the event of liquidation, holders of common stock will share pro rata in any assets that remain after payment of debts and satisfaction of any liquidation preference on any outstanding shares of preferred stock.

PREFERRED STOCK

     Our board of directors, without further action by the shareholders, is authorized to issue up to 10,000,000 shares of preferred stock in one or more series and to fix and determine as to any series all the relative rights and preferences of shares in that series, including, without limitation:

     - preferences, limitations or relative rights with respect to redemption rights,

     - conversion rights, if any,

     - voting rights, if any,

     - dividend rights, and

     - preferences on liquidation.

We have no present intention to issue any preferred stock, but may determine to do so in the future.

     The issuance of preferred stock, or the issuance of rights to purchase preferred stock, could adversely affect the voting power of the holders of common stock, discourage an unsolicited acquisition proposal or make it more difficult for a third party to gain control of us.

     For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block the transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the shareholders. In addition, under particular circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although our board of directors is required to make any determination to issue shares based on its judgment as to the best interests of our shareholders, the board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then market price of such stock. The board of directors does not at present intend to seek shareholder approval before any issuance of currently authorized stock, unless otherwise required by law.

     For purposes of the rights plan described below, our board of directors has designated 200,000 shares of series A junior participating preferred stock, par value $.001 per share. See "-- Description of Rights Plan."

SPECIAL MEETINGS

     Special meetings of our shareholders may be called by the chairman of the board, the president, the board of directors or by shareholders holding not less than 50% of our outstanding voting stock.

VOTING

     Holders of common stock are entitled to cast one vote per share on matters submitted to a vote of shareholders and do not have cumulative voting rights. Each director will be elected annually. Any director may be removed, with or without cause, at any meeting of shareholders called expressly for that purpose, by a vote of the holders of a majority of the outstanding shares. Because the common stock does not have cumulative voting rights, the holders of more than 50% of the shares may, if they choose to do so, elect all of the directors, and the holders of the remaining shares will not be able to elect any directors.

     Subject to any additional voting rights that may be granted to holders of future classes or series of stock, our articles of incorporation require the affirmative vote of holders of a majority of the outstanding shares entitled to vote to approve any of the following for which a vote is required by the Texas Business Corporation Act:

     - merger, consolidation or share exchange,

     - sale of all or substantially all of our assets,

     - dissolution, or

     - amendment to our articles of incorporation.

     Approval of other matters not described above that are submitted to the shareholders generally requires the affirmative vote of the holders of a majority of the shares of common stock voted for or against the matter. The holders of a majority of the shares entitled to vote will constitute a quorum at meetings of shareholders.

     Our bylaws provide that shareholders who wish to nominate directors or to bring business before a shareholders' meeting must notify us and provide specified pertinent information at least 80 days before the meeting date or within ten days after public announcement under the bylaws of the meeting date, if the meeting date has not been publicly announced at least 90 days in advance.

BUSINESS COMBINATION LAW

     Part Thirteen of the Texas Business Corporation Act applies to us and is commonly known as the Business Combination Law. The Business Combination Law generally prevents an "affiliated shareholder" or its affiliates or associates from entering into or engaging in a "business combination" with an "issuing public corporation" during the three-year period immediately following the affiliated shareholder's acquisition of shares unless specific conditions are satisfied. The three-year restriction does not apply if either:

     - before the date a person became an affiliated shareholder, the board of directors of the issuing public corporation approves the business combination or the acquisition of shares made by the affiliated stockholder on that date, or

     - not less than six months after the date a person became an affiliated shareholder, the business combination is approved by the affirmative vote of holders of at least two-thirds of the issuing public corporation's outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates or associates.

     An affiliated shareholder is defined generally as a person that is or was within the preceding three-year period the beneficial owner of 20% or more of a corporation's outstanding voting shares.

     The business combinations subject to the restriction generally include:

     - mergers or share exchanges,

     - dispositions of assets having an aggregate value equal to 10% or more of the market value of the assets or of the outstanding common stock or representing 10% or more of the earning power or net income of the corporation,

     - specified stock issuances or transactions by the corporation that would increase the affiliated shareholder's proportionate interest in the corporation,

     - specified liquidations or dissolutions, and

     - the receipt of tax, guarantee, loan or other financial benefits by an affiliated shareholder other than proportionately as a stockholder of the corporation.

     The Business Combination Law does not apply to a business combination with an affiliated shareholder that was the beneficial owner of 20% or more of the outstanding voting shares of the issuing public corporation on December 31, 1996, and has continued to own those voting shares until the announcement date of the business combination. As a result, the restrictions of the Business Combination Law would not apply to Mr. James R. Crane, our President, Chief Executive Officer and Chairman of the Board, who has been the beneficial owner of more than 20% of our outstanding common stock continuously since before December 31, 1996.

     In discharging the duties of a director under the Business Combination Law or otherwise, a director, in considering our best interests, may consider the long-term as well as our short-term interests and our shareholders, including the possibility that those interests may be best served by our continued independence.

LIMITATION OF DIRECTOR LIABILITY AND INDEMNIFICATION ARRANGEMENTS

     Our articles of incorporation contain a provision that limits the liability of our directors as permitted by the Texas Miscellaneous Corporation Laws Act. The provision eliminates the personal liability of directors to us and our shareholders for monetary damages for breach of directors' fiduciary duty of care. The provision does not change the liability of a director for:

     - breach of the duty of loyalty to us or to our shareholders,

     - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

     - an act or omission for which the liability of a director is expressly provided for by an applicable statute, or

     - any transaction from which a director received an improper personal benefit.

     Under our articles of incorporation, the liability of directors will be further limited or eliminated without action by shareholders if Texas law is amended to further limit or eliminate the personal liability of directors.

     Our bylaws provide for the indemnification of its officers and directors, and the advancement to them of expenses in connection with proceedings and claims, to the fullest extent permitted by the Texas Business Corporation Act. We have also entered into indemnification agreements with each of its directors and some of its officers. These agreements contractually provide for indemnification and expense advancement and include related provisions meant to facilitate the indemnitees' receipt of such benefits.

     We have purchased directors' and officers' liability insurance policies for our directors and officers. In addition, our bylaws and these agreements with directors and officers provide for indemnification for amounts:

     - in respect of the deductibles for any insurance policies,

     - that exceed the liability limits of such insurance policies, and

     - in respect of these types of insurance policies that are available, were available or that become available to us or which are generally available to comparable companies but that our officers or directors determine are inadvisable for us to purchase, given the cost involved.

     This type of indemnification relating to director and officer insurance may be made even though directors and officers would not otherwise be entitled to indemnification under other provisions of our bylaws or individual agreements.

REGISTRATION RIGHTS AGREEMENT WITH MR. CRANE

     We and Mr. Crane are parties to a shareholders' agreement dated as of October 1, 1994 that provides Mr. Crane with registration rights with respect to common stock held by him on the date of the agreement or purchased by him from us after that date. Mr. Crane may require us to effect six registrations of his securities and may require us to include his shares in other registrations we make. To date, Mr. Crane has effected one registration of his securities. Registration of Mr. Crane's shares under the Securities Act of 1933 results in those shares becoming freely tradable without restriction under the Securities Act in the hands of purchasers, except for shares purchased by our affiliates. In connection with the offering, Mr. Crane has agreed to various restrictions on his ability to sell or otherwise dispose of shares of our common stock for a period of 90 days after December 3, 2001.

DESCRIPTION OF RIGHTS PLAN

     On May 23, 2001, our board of directors declared a dividend of one right for each outstanding share of our common stock, to shareholders of record on June 4, 2001. Under the plan, each share of common stock currently includes one right to purchase from us a unit consisting of one one-thousandth of a share of our Series A junior participating preferred stock at an exercise price of $120.00 per unit, subject to adjustment.

     The description and terms of the rights are set forth in a rights agreement dated as of May 23, 2001 as it may from time to time be supplemented or amended between us and Computershare Investor Services, L.L.C., as Rights Agent.

     The rights are attached to all certificates representing our currently outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date. The rights are not exercisable until after the rights distribution date and will expire at the close of business on June 4, 2011 unless we earlier redeem or exchange them as we describe below. The rights will separate from the common stock and a distribution date would occur, except in some cases, on the earlier of:

     - ten days following a public announcement that a person or group of affiliated or associated persons (collectively, an "acquiring person") has acquired or obtained the right to acquire beneficial ownership of 15% or more of the outstanding shares of our common stock, or

     - ten business days following the start of a tender or exchange offer that would result, if closed, in a person's becoming an acquiring person.

     James R. Crane will not become an acquiring person, unless and until he and his affiliates and associates become the beneficial owner of 49% or more of the common stock. Our board of directors may defer the rights distribution date in some circumstances. Some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of sufficient shares of common stock.

     Until the rights distribution date:

     - common stock certificates, together with, in some cases, the summary of rights, will evidence the rights, and the rights will be transferable only with those certificates,

     - any new common stock will be issued with rights and new certificates will contain a notation incorporating the rights agreement by reference, and

     - the surrender for transfer of any common stock certificate will also constitute the transfer of the rights associated with the stock that certificate represents.

     As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of common stock as of the close of business on that date. After the rights distribution date, only separate rights certificates will represent the rights.

     We will not issue rights with any shares of common stock we issue after the rights distribution date, except:

     - as our board of directors otherwise may determine, and

     - together with shares of common stock we issue as a result of previously established incentive plans or convertible securities.

     A flip-in event will occur under the rights agreement when a person becomes an acquiring person otherwise than pursuant to a permitted offer. The rights agreement generally defines permitted offer to mean a tender or exchange offer for all outstanding shares of common stock at a price and on terms that a majority of the members of our board of directors who are independent from the acquiring person or the person making the offer determines, at the time the rights are redeemable, to be fair to and otherwise in the best interests of our company and our stockholders.

     At any time until ten days after the first date of public announcement of the occurrence of a flip-in event, we may redeem the rights in whole, but not in part, at a redemption price of $.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, shares of common stock or any other consideration our board of directors selects. After a person becomes an acquiring person, the right of redemption is subject to some limitations. The plan does not, however, prevent a shareholder from conducting a proxy contest to remove and replace our board with directors who then vote to redeem the rights, if such actions are taken prior to the time that the shareholder becomes an acquiring person. The rights will not be exercisable after a flip-in event until they are no longer redeemable. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

     If a flip-in event occurs and we do not redeem the rights, each right, other than any right that has become null and void as we describe below, will become exercisable, at the time we no longer may redeem it, to receive the number of shares of common stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of the right.

     When a flip-in event occurs, all rights that then are, or in some circumstances were, beneficially owned by or transferred to an acquiring person or specified related parties will become null and void in the circumstances the rights agreement specifies.

     A flip-over event will occur under the rights agreement when, at any time from and after the time a person becomes an acquiring person:

     - we are acquired in a merger or other business combination transaction, other than specified mergers that follow a permitted offer of the type we describe above, or

     - 50% or more of our assets, cash flow or earning power is sold or transferred.

     If a flip-over event occurs, each holder of a right, except rights that previously have become void as we describe above, thereafter will have the right to receive the number of shares of common stock of the acquiring company which has a current market price equal to two times the exercise price of the right.

     The number of outstanding rights associated with a share of common stock, the number of fractional shares of junior participating preferred stock issuable on exercise of a right and the exercise price of the rights are subject to adjustment in the event of a stock dividend on, or a subdivision, combination or reclassification of, the common stock occurring prior to the rights distribution date. The exercise price of the rights and the number of fractional shares of junior participating preferred stock or other securities or property issuable on exercise of the rights also are subject to adjustment from time to time to prevent dilution in the event of specified types of transactions affecting the junior participating preferred stock.

     With some exceptions, the rights agreement will not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also will not require us to issue fractional shares of junior participating preferred stock that are not integral multiples of one one-hundredth, and, in lieu thereof, we may make a cash adjustment based on the market price of the junior participating preferred stock on the last trading date prior to the date of exercise. The rights agreement reserves to us the right to require prior to the occurrence of any flip-in event or flip-over event that, on any exercise of rights, a number of rights must be exercised so that we will issue only whole shares of junior participating preferred stock.

     At any time after the occurrence of a flip-in event and prior to (1) a person's becoming the beneficial owner of 50% or more of the shares of common stock then outstanding or (2) the occurrence of a flip-over event, we may, at our option if the rights are then redeemable, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which will have become void), in whole or in part, at an exchange ratio of one share of common stock, and/or other equity securities we deem to have the same value as one share of common stock, per right, subject to adjustment.

     During the time we may redeem the rights, we may, at the direction of our board of directors, amend any of the provisions of the rights agreement other than decreasing the redemption price. Thereafter, we may amend the provisions of the rights agreement, other than the redemption price, only as follows:

     - to cure any ambiguity, defect or inconsistency,

     - to make changes that do not materially adversely affect the interests of holders of rights, excluding the interests of any acquiring person, or

     - to shorten or lengthen any time period under the rights agreement; provided, however, that we cannot lengthen the time period governing redemption if the rights are no longer redeemable.

     Until a right is exercised, the holder thereof, as such, will have no rights to vote or receive dividends or any other rights as a shareholder.

     Each share of series A junior participating preferred stock will be entitled to a minimum preferential quarterly dividend payment of $20 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of series A junior participating preferred stock will be entitled to a minimum preferential liquidation payment of $1,000 per share but will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock. Each share of series A junior participating preferred stock will have 1,000 votes voting together with the common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of series A junior participating preferred stock will be entitled to receive 1,000 times the amount received per share of the common stock. Each share of series A junior participating preferred stock is redeemable in whole or in part for cash in a per share amount equal to 1,000 times the current market price (as determined in the certificate of designation for the series A junior participating preferred stock) of a share of common stock on the date of the mailing of the redemption notice. These shares of series A junior participating preferred stock are protected by anti-dilution provisions.

     The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us even if such acquisition may be favorable to the interests of our stockholders. Because our board of directors can redeem the rights or approve a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors.

REGISTRAR AND TRANSFER AGENT

     Computershare Trust Company, Inc. (formerly American Securities Transfer & Trust, Inc.) is the registrar and transfer agent for the common stock.

                            SELLING SECURITY HOLDERS

     We originally issued the notes in a private placement to Credit Suisse First Boston Corporation, which resold the notes to qualified institutional buyers within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. The notes and the underlying common stock that may be offered under this prospectus will be offered by the selling securityholders, which includes their transferees, pledgees, donees and successors.

     The following table sets forth certain information concerning the principal amount of notes beneficially owned by each selling securityholder and the number of shares of underlying common stock that may be offered from time to time pursuant to this prospectus.

     The number of shares of common stock shown in the table below assumes conversion of the full amount of notes held by such holder at the initial conversion rate of 57.3608 shares per $1,000 principal amount of notes. This conversion rate is subject to certain adjustments. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any.

                                                    PRINCIPAL AMOUNT OF                 NUMBER OF SHARES
                                                    NOTES BENEFICIALLY    PERCENTAGE    OF COMMON STOCK    PERCENTAGE OF
                                                      OWNED THAT MAY       OF NOTES       THAT MAY BE       COMMON STOCK
NAME                                                      BE SOLD         OUTSTANDING         SOLD         OUTSTANDING(1)
----                                                -------------------   -----------   ----------------   --------------
Alta Partners Holdings LDC........................       12,500,000          12.50%          717,010            1.48%
CALAMOS(R) Market Neutral Fund -- CALAMOS(R)
  Investment Trust................................        2,525,000           2.53%          144,836           *
Clinton Multistrategy Master Fund, Ltd. ..........        1,000,000           1.00%           57,360           *
Clinton Riverside Convertible Portfolio Limited...        1,000,000           1.00%           57,360           *
Credit Suisse First Boston Corporation............          175,000          *                10,038           *
First Union Securities Inc. ......................        8,000,000           8.00%          458,886           *
Grace Brothers Management LLC.....................        2,000,000           2.00%          114,721           *
Innovest Finanzdienstleistungs AG.................          300,000          *                17,208           *
JMG Capital Partners, LP..........................        2,000,000           2.00%          114,721           *
JMG Triton Offshore Fund, Ltd.....................        2,000,000           2.00%          114,721           *
Lipper Convertibles L.P. .........................        1,000,000           1.00%           57,360           *
McMahan Securities Co. L.P........................          500,000          *                28,680           *
San Diego County Employees Retirement
  Association.....................................        1,750,000           1.75%          100,381           *
Tribeca Investments LLC...........................       13,000,000          13.00%          745,690            1.53%
Whitebox Convertible Partners, LP.................        6,000,000           6.00%          344,164           *
Zazove Convertible Arbitrage Fund L.P.............          350,000          *                20,076           *
Zazove Hedged Convertible Fund L.P................        1,250,000           1.25%           71,701           *
Zazove Income Fund L.P............................        1,250,000           1.25%           71,701           *
Zurich Institutional Benchmarks Master Fund LTD...        1,000,000           1.00%           57,360           *
Any other holder of notes or future transferee,
  pledgees, donees or successors from any such
  holder of notes(2)(3)...........................       42,400,000          42.40%        2,432,098            4.83%
    Total.........................................     $100,000,000         100.00%        5,736,080           10.70%

---------------

 *  Less than 1%.

(1) Calculated pursuant to Rule 13d-3(d)(i) of the Exchange Act using 47,890,703 shares of common stock outstanding as of May 1, 2002. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of a particular holder's notes. However, we did not assume the conversion of any other holder's notes.

(2) Information concerning selling holders of notes or underlying common stock will be set forth in prospectus supplements from time to time, if required.

(3) Assumes that holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

     The preceding table has been prepared based upon the information furnished to us by the selling securityholders.

     The selling securityholders identified above may have sold, transferred or otherwise disposed of some or all of their notes since the date on which the information in the preceding table is presented in transactions exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and, if necessary, we will supplement this prospectus accordingly. We cannot give an estimate as to the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of this offering because the selling securityholders may offer some or all of their notes or underlying common stock pursuant to the offering contemplated by this prospectus. See "Plan of Distribution."

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of certain U.S. federal income tax considerations relevant to holders of the notes and common stock into which the notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding notes or common stock. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder's circumstances (for example, persons subject to the alternative minimum tax provisions of the Code). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, or other financial institutions or financial service companies, insurance companies, tax-exempt organizations, S Corporations, persons whose functional currency is not the U.S. dollar, and persons holding notes or common stock as part of a hedging or conversion transaction or straddle or persons deemed to sell notes or common stock under the constructive sale provisions of the Code) may be subject to special rules. The discussion also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to the holders of the notes and common stock into which the notes may be converted. In addition, this discussion is limited to the initial purchasers of notes who acquire the notes at their original issue price within the meaning of Section 1273 of the Code, and who will hold the notes and common stock as "capital assets" within the meaning of Section 1221 of the Code. This summary also assumes that the IRS will respect the classification of the notes as indebtedness for federal income tax purposes.

     ALL PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK IN THEIR PARTICULAR SITUATIONS.

U.S. HOLDERS

     As used herein, the term "U.S. Holder" means a beneficial holder of a note or common stock that for United States federal income tax purposes is (i) a citizen or resident (as defined in Section 7701(b) of the Code) of the United States, (ii) a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source and (iv) in general, a trust subject to the primary supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code or a trust that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person. A "Non-U.S. Holder" is any holder of a note or common stock other than a U.S. Holder or a foreign or domestic partnership. If a partnership holds notes or common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership.

INTEREST

     Interest on the notes will generally be included in a U.S. Holder's gross income as ordinary income for U.S. federal income tax purposes at the time it is paid or accrued in accordance with the U.S. Holder's regular method of accounting.

CONVERSION OF NOTES INTO COMMON STOCK

     A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into common stock except to the extent the common stock is considered attributable to accrued interest not previously included in income (which is taxable as ordinary income). Cash received in lieu of a fractional share of common stock should generally be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional share generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share. The adjusted basis of shares of common stock received on conversion will equal the adjusted basis of the note converted (reduced by the portion of adjusted basis allocated to any fractional share of common stock exchanged for cash). The holding period of the common stock received on conversion will generally include the period during which the converted notes were held prior to conversion.

     The conversion price of the notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits, if, and to the extent that certain adjustments in the conversion price, which may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of common stock), increase the proportionate interest of a holder of notes in the fully diluted common stock, whether or not such holder ever exercises its conversion privilege. Moreover, if there is not a full adjustment to the conversion ratio of the notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the common stock generally will be treated as a distribution to such holders, taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits. Therefore, U.S. Holders may recognize income in the event of a deemed distribution even though they may not receive any cash or property. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive dividend distribution of stock.

SALE, EXCHANGE OR RETIREMENT OF THE NOTES

     Each U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than by exercise of the conversion privilege), redemption, retirement or other disposition of notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) such holder's adjusted tax basis in the notes. Any such gain or loss recognized on the sale, exchange, redemption, retirement or other disposition of a note should be capital gain or loss and will generally be long-term capital gain or loss if the note has been held or deemed held for more than twelve months at the time of the sale or exchange. Generally, the maximum long term capital gains rate for individuals is 20%. Capital gain that is not long term capital gain is taxed at ordinary income rates. A holder's initial basis in a note will be the amount paid therefor.

THE COMMON STOCK

     Distributions, if any, paid on the common stock, to the extent made from our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles, will be included in a U.S. Holder's income as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) as they are paid. Gain or loss realized on the sale or exchange of common stock will equal the difference between the amount of cash and the fair market value of the property received on such sale or exchange and the U.S. Holder's adjusted tax basis in such common stock. Such gain or loss will generally be long-term capital gain or loss if the holder has held or is deemed to have held the common stock for more than twelve months. The deductibility of capital losses is subject to certain limitations.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     A U.S. Holder of notes or common stock may be subject to "backup withholding" at a rate currently of 30% (which percent will be periodically reduced to 28% in 2006) with respect to certain "reportable payments," including interest payments, dividend payments, proceeds from the disposition of the notes or common stock to or through a broker and, under certain circumstances, principal payments on the notes. These backup withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) fails to report properly interest or dividends, (iii) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding or if (iv) the IRS provides notification that the U.S. Holder has furnished us with an incorrect TIN. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder's federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax exempt organizations and certain foreign persons, provided their exemptions from backup withholding are properly established.

     We will report to the U.S. Holders of notes and common stock and to the IRS the amount of our "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

NON-U.S. HOLDERS

     The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder (as defined above). For purposes of withholding tax on interest and dividends discussed below, a Non-U.S. Holder includes a nonresident fiduciary of an estate or trust. For purposes of the following discussion, interest, dividends and gain on the sale, exchange or other disposition of a note or common stock will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business and (ii) in the case of a Non-U.S. Holder eligible for the benefits of an applicable U.S. bilateral income tax treaty, attributable to a permanent establishment (or, in the case of an Individual, a fixed base) in the United States.

INTEREST

     Generally, any interest paid to a Non-U.S. Holder of a note that is not U.S. trade or business income will not be subject to U.S. tax if the interest qualifies as "portfolio interest." Generally, interest on the notes will qualify as portfolio interest if (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all of our voting stock and is not a "controlled foreign corporation" with respect to which we are a "related person" within the meaning of the applicable provisions of the Code,
(ii) the Non-U.S. Holder is not a bank receiving interest within the meaning of
Section 88l(c)(3)(A) of the Code, and (iii) the withholding agent receives a qualifying statement that the owner is not a U.S. resident and does not have actual knowledge or reason to know otherwise.

     The gross amount of payments of interest to a Non-U.S. Holder of interest that do not qualify for the portfolio interest exemption and that are not U.S. trade or business income will be subject to U.S. federal withholding tax at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular U.S. income tax rates rather than subject to withholding at the 30% or treaty-reduced gross rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to U.S. trade or business income) at a 30% (or, if applicable, treaty-reduced) rate. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, prior to the payment of interest. In addition, a Non-

U.S. Holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided for payments through qualified intermediaries. A Non-U.S. Holder of a note that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

DIVIDENDS

     In general, dividends paid to a Non-U.S. Holder of common stock will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty. Dividends that are U.S. trade or business income are generally subject to U.S. federal income tax at regular income tax rates, but are not generally subject to the 30% withholding tax or treaty-reduced rate if the Non-U.S. Holder files the appropriate form with the payor, as discussed above. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be applicable under an income tax treaty. A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

CONVERSION

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the conversion of notes into common stock. However, cash (if any) received in lieu of a fractional share or interest not previously included in income will be subject to U.S. federal income tax if it is U.S. trade or business income. Cash received in lieu of a fractional share may give rise to gain that would be subject to the rules described below for the sale of notes.

SALES, EXCHANGE OR REDEMPTION OF NOTES OR COMMON STOCK

     Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a note or common stock generally will not be subject to U.S. federal income tax, unless (i) such gain is U.S. trade or business income, (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the note or common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States), or (iv) we are a United States real property holding corporation within the meaning of Section 897 of the Code. We do not believe that we are currently a "United States real property holding corporation" within the meaning of Section 897 of the Code, or that we will become one in the future.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Generally, we must report annually to the IRS and to each Non-U.S. Holder any interest or dividend that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty, or any payments of portfolio interest. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, we will have to report to the IRS payments of principal.

     Generally, information reporting and backup withholding of United States federal income tax at a current rate of 30% may apply to payments made by us or any agent of ours to Non-U.S. Holders if the payee fails to make the appropriate certification that the holder is a non-U.S. person or if we or our paying agent has actual knowledge that the payee is a United States person.

     The payment of the proceeds from the disposition of the notes or common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its Non-U.S. Holder status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a note or common stock to or through a non-U.S. office of a non-U.S. broker that is not a U.S. related person will generally not be subject to backup withholding. However, if such broker is (i) a U.S. person, (ii) a controlled foreign corporation for United States tax purposes, (iii) a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a United States trade or business or (iv) a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files of the Non-U.S. Holder's foreign status and certain other conditions are met or you otherwise establish an exemption. Both backup withholding and information reporting will apply to the proceeds of such dispositions if the broker has actual knowledge that the payee is a U.S. Holder.

     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. federal income tax liability, provided that the requisite procedures are followed.

     THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISER AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND THE COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

                              PLAN OF DISTRIBUTION

     We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The aggregate proceeds to the selling securityholders from the sale of the notes or underlying common stock will be the purchase price of the notes or underlying common stock less any discounts and commissions. A selling securityholder reserves the right to accept and, together with their agents, to reject, any proposed purchase of notes or common stock to be made directly or through agents.

     The notes and the underlying common stock may be sold from time to time to purchasers

     - directly by the selling securityholders and their successors, which includes their transferees, pledgees or donees or their successors, or

     - through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

     The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. As a result, any profits on the sale of the notes and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

     The notes and the underlying common stock may be sold in one or more transactions at:

     - fixed prices

     - prevailing market prices at the time of sale

     - prices related to such prevailing market prices

     - varying prices determined at the time of sale

     - negotiated prices

     These sales may be effected in transactions

     - on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock

     - in the over-the-counter market

     - in transactions otherwise than on such exchanges or services or in the over-the-counter market

     - through the writing of options, whether such options are listed on an options exchange or otherwise

     - through the settlement of short sales

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or other financial institutions may in turn engage in short sales of the notes or the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge notes or the underlying common stock to broker-dealers that in turn may sell the notes and the underlying common stock.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders.

     Our common stock trades on the Nasdaq National Market under the symbol "EAGL." We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. Accordingly, no assurances can be given as to the development of liquidity or any trading market for the notes. See "Risk Factors -- No trading market for the notes."

     There can be no assurance that any selling securityholder will sell any or all of the notes or the underlying common stock pursuant to this prospectus. Further, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The notes and the underlying common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the notes and underlying common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration.

     The selling securityholders and any other person participating in the sale of notes or the underlying common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days before the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

     Pursuant to the registration rights agreement that has been filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                 LEGAL MATTERS

     Baker Botts L.L.P., Houston, Texas, will pass upon certain legal matters for us in connection with the securities offered hereby.

                                    EXPERTS

     The audited financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of EGL, Inc. for the year ended December 31, 2001, except as they relate to Circle International Group, Inc., for the year ended December 31, 1999, have been audited by PricewaterhouseCoopers LLP, independent accountants, and, insofar as they relate to Circle International Group, by other accountants. Such financial statements have been so included in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

     The consolidated statements of operations, stockholders' equity and cash flows of Circle International Group, Inc. for the year ended December 31, 1999 (which are not presented separately but are consolidated with those of EGL, Inc. which are incorporated in this prospectus by reference from EGL, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001) have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   [EGL LOGO]

                                  $100,000,000

                       5% CONVERTIBLE SUBORDINATED NOTES

                             DUE DECEMBER 15, 2006

                                      AND

               COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

                           -------------------------

                                   PROSPECTUS
                           -------------------------

                                  May 24, 2002

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------